Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form and, if applicable, the 2022 Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND THE BOARD OF

SUPERVISORS FOR THE YEAR 2022

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN FOR THE YEAR 2022

REMUNERATION OF DIRECTORS AND SUPERVISORS

APPOINTMENT OF AUDITORS FOR THE YEAR 2023

FORMULATION OF THE PROVISIONAL MEASURES FOR THE

ADMINISTRATION OF RECOVERY AND DEDUCTION OF PERFORMANCE-

BASED REMUNERATION OF DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND PERSONNEL IN KEY POSITIONS

CONTINUING CONNECTED TRANSACTIONS UNDER THE AGREEMENT

FOR ENTRUSTED INVESTMENT AND MANAGEMENT AND OPERATING

SERVICES WITH RESPECT TO ALTERNATIVE INVESTMENTS WITH

INSURANCE FUNDS

DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2022

REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS FOR

THE YEAR 2022

AND

NOTICE OF ANNUAL GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 28 June 2023 at 10:00 a.m. is set out on pages 8 to 12 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents, should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Annual General Meeting (i.e. no later than 10:00 a.m. on 27 June 2023) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

24 May 2023

TABLE OF CONTENTS

		Page

DEFINITIONS		1

LETTER FROM THE BOARD		5

NOTICE OF ANNUAL GENERAL MEETING		8

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING	13

APPENDIX II	PROVISIONAL MEASURES FOR THE ADMINISTRATION OF RECOVERY AND DEDUCTION OF PERFORMANCE-BASED REMUNERATION OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND PERSONNEL IN KEY POSITIONS	33

APPENDIX III	LETTER FROM THE INDEPENDENT BOARD COMMITTEE	39

APPENDIX IV	LETTER FROM HALCYON CAPITAL	41

APPENDIX V	GENERAL INFORMATION	64

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022	66

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”

the annual general meeting of the Company to be held on Wednesday, 28 June 2023 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate”	has the meaning given to it under the Hong Kong Listing Rules

“Board” or “Board of Directors”	the board of Directors of the Company

“Board of Supervisors”	the board of Supervisors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“CLI”	國壽投資保險資產管理有限公司 (China Life Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“connected person”	has the meaning given to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning given to it under the Hong Kong Listing Rules

“Directors”	the directors of the Company

“financial products”

the debt-to-equity swap investment plans, collective funds trusts, credit asset-backed securities, asset-backed special plans and other financial products recognized by the CBIRC that can be invested by insurance asset management institutions under entrustment

DEFINITIONS

“equity”

any equity or investment interest of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC

“equity/real estate funds”

the private equity funds established by subsidiaries of CLI or third party institutions and of which subsidiaries of CLI or third party institutions act as the general partner or fund manager, in accordance with the relevant laws, administrative regulations and regulatory rules, such as the Securities Investment Fund Law and the Provisional Measures for the Supervision and Administration of Private Investment Funds, and the investment targets of which are such assets as permitted by the Regulatory Authorities for investment with insurance funds, including equity, real estate and infrastructures, etc.

“Existing Agreement”	the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds entered into between the Company and CLI on 27 December 2021

“Existing Projects”

the existing projects already entrusted by the Company to CLI for investment and management prior to the effective date of the New Agreement and the Company’s interests in which have not been disposed of as of the effective date of the New Agreement

“H Share(s)”	the overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”

the independent board committee of the Company formed to consider the transactions under the New Agreement, comprising all Independent Non-executive Directors, namely, Mr. Lam Chi Kuen, Mr. Zhai Haitao, Mr. Huang Yiping and Ms. Chen Jie

“Independent Directors” or “Independent Non-executive Directors”	the independent non-executive Directors of the Company

DEFINITIONS

“Independent Financial Adviser” or “Halcyon Capital”

Halcyon Capital Limited, a corporation licensed to carry out business in Type 6 (advising on corporate finance) regulated activities under the SFO, which has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement

“Independent Shareholders”	shareholders of the Company other than CLIC

“insurance asset management products”

the products invested with insurance funds as permitted by the Regulatory Authorities, and established by CLI or other insurance asset management companies and of which CLI or other insurance asset management companies act as the manager, including the debt investment plans, equity investment plans, asset-backed plans and other products regulated by the CBIRC

“Investment and Management Services”

the investment and management by CLI, on a discretionary basis, of the assets entrusted to it by the Company pursuant to the New Agreement, including insurance asset management products, financial products, equity/real estate funds and public REITs products

“Latest Practicable Date”	18 May 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“New Agreement”	the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds to be entered into between the Company and CLI

“New Projects”	the new projects to be entrusted by the Company to CLI for investment and management pursuant to the New Agreement

“Operating Services”	the post-investment operating services to be provided by CLI to the Company pursuant to the New Agreement with respect to the equity/real estate funds invested by the Company at its own discretion

“PRC” or “China”	the People’s Republic of China, and for the purpose of this circular only, excluding Hong Kong, Macau Special Administrative Region and Taiwan region

DEFINITIONS

“public REITs products”

the fund products established and publicly issued pursuant to the relevant requirements of the securities regulatory authority under the State Council, of which qualified fund managers act as the manager, and which mainly invest in infrastructure asset-backed securities and hold 100% equity interest in infrastructure project companies through such infrastructure asset-backed securities

“real estate”	any land, buildings and other fixtures attached to land within or outside the PRC

“Regulatory Authorities”

the authorities required by laws to supervise insurance companies, insurance asset management companies and the utilization of insurance funds, including but not limited to the Ministry of Finance of the PRC, the CBIRC, the People’s Bank of China, the State Administration of Foreign Exchange and the State Administration of Taxation

“RMB”	the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“subsidiary(ies)”	has the meaning given to it under the Hong Kong Listing Rules

“Supervisors”	the supervisors of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Executive Directors:	16 Financial Street
Mr. Bai Tao,	Xicheng District
Mr. Zhao Peng,	Beijing 100033
Mr. Li Mingguang	PRC

Non-executive Director:	Place of Business in Hong Kong:
Mr. Wang Junhui	The Hong Kong Office
16/F, Tower A, China Life Centre
Independent Non-executive Directors:	One Harbour Gate
Mr. Lam Chi Kuen,	18 Hung Luen Road
Mr. Zhai Haitao,	Hung Hom, Kowloon
Mr. Huang Yiping,	Hong Kong
Ms. Chen Jie

24 May 2023

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Wednesday, 28 June 2023 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

LETTER FROM THE BOARD

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the notice of Annual General Meeting on pages 8 to 12 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2022, (2) the report of the Board of Supervisors of the Company for the year 2022, (3) the financial report of the Company for the year 2022, (4) the profit distribution plan of the Company for the year 2022, (5) the remuneration of Directors and Supervisors of the Company, (6) the appointment of auditors of the Company for the year 2023, (7) the formulation by the Company of the Provisional Measures for the Administration of Recovery and Deduction of Performance- based Remuneration of Directors, Supervisors, Senior Management and Personnel in Key Positions, and (8) the continuing connected transactions under the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds.

The matters for shareholders’ review at the AGM include: (9) the duty report of the Independent Directors of the Company for the year 2022, and (10) the report on the overall status of connected transactions of the Company for the year 2022.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular and its appendices.

THE AGM

The proxy form of the AGM is enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents, should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 27 June 2023) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

LETTER FROM THE BOARD

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,

Bai Tao

Chairman

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Wednesday, 28 June 2023 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2022.

2.	To consider and approve the report of the Board of Supervisors of the Company for the year 2022.

3.	To consider and approve the financial report of the Company for the year 2022.

4.	To consider and approve the profit distribution plan of the Company for the year 2022.

5.	To consider and approve the remuneration of Directors and Supervisors of the Company.

6.	To consider and approve the appointment of auditors of the Company for the year 2023.

7.

To consider and approve the formulation by the Company of the Provisional Measures for the Administration of Recovery and Deduction of Performance-based Remuneration of Directors, Supervisors, Senior Management and Personnel in Key Positions.

8.

To consider and approve the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds to be entered into between the Company and China Life Investment Management Company Limited, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2025 relating thereto.

NOTICE OF ANNUAL GENERAL MEETING

TO RECEIVE RELEVANT REPORTS

9.	To receive the duty report of the Independent Directors of the Company for the year 2022.

10.	To receive the report on the overall status of connected transactions of the Company for the year 2022.

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei Company Secretary

24 May 2023

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping,
Chen Jie

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Annual General Meeting from Thursday, 8 June 2023 to Wednesday, 28 June 2023 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 7 June 2023.

The Company will announce separately on the Shanghai Stock Exchange details of the eligibility of holders of A Shares for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.49 per share (inclusive of tax), amounting to a total of approximately RMB13,850 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Thursday, 24 August 2023 to the holders of H Shares whose names appear on the H Share register of members of the Company on Wednesday, 12 July 2023.

The H Share register of members of the Company will be closed from Friday, 7 July 2023 to Wednesday, 12 July 2023 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates,

NOTICE OF ANNUAL GENERAL MEETING

are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 6 July 2023.

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅法》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2022 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of the People’s Republic of China (《中華人民共和國個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2022 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the holders of A Shares, it is expected that the Company will complete the distribution of the 2022 final dividend by Thursday, 13 July 2023. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2022 final dividend to its holders of A Shares.

NOTICE OF ANNUAL GENERAL MEETING

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the holders of A Shares of the Company.

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the holders of H Shares of the Company. If approved at the Annual General Meeting, the final dividend is expected to be paid on Tuesday, 29 August 2023 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No.  127)（《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號））promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78)（《財政部 稅務總局 證監會關於繼續執行滬港股票市場交易互聯互通機制有關個人所得稅政策的通知》（財稅[2017]78號）) promulgated on 17 November 2017, the Announcement on the Continued Implementation of the Individual Income Tax Policies on the Inter-connected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on the Mutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 in 2019 of the Ministry of Finance, the State Taxation Administration and the China Securities Regulatory Commission) (《 關於繼續執行滬港、深港股票市場交易互聯互通 機制和內地與香港基金互認有關個人所得稅政策的公告》 (財政部 稅務總局 證監會公告2019年第93號）) promulgated on 5 December 2019, and the Announcement on the Continued Implementation of the Preferential Individual Income Tax Policies (Announcement No. 2 in 2023 of the Ministry of Finance and the State Taxation Administration) (《關於延續實施有關個人所得稅優惠政策的公告》（財政部 稅務總局公告2023年第2號）) promulgated on 16 January 2023:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

NOTICE OF ANNUAL GENERAL MEETING

3.	PROXY

(a)

Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(b)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Annual General Meeting (i.e. no later than 10:00 a.m. on 27 June 2023) (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(a)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(b)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)

The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(d)

The address of China Securities Depository and Clearing Corporation Limited Shenzhen Branch is: 22-28/F, Shenzhen Stock Exchange Building, 2012 Shennan Blvd, Futian District, Shenzhen, the People’s Republic of China.

(e)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code:	100033
Contact office:	Board Office
Telephone No.:	86 (10) 6363 2963
Facsimile No.:	86 (10) 6657 5112

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A)	ORDINARY RESOLUTIONS

	RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2022

The Company’s report of the Board of Directors for the year 2022 is set out in the sections headed “Report of Corporate Governance” and “Report of the Board of Directors” in the Company’s 2022 Annual Report.

	RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF SUPERVISORS OF THE COMPANY FOR THE YEAR 2022

The Company’s report of the Board of Supervisors for the year 2022 is set out in the section headed “Report of the Board of Supervisors” in the Company’s 2022 Annual Report.

	RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2022

The audited financial statements and auditor’s report for the year ended 31 December 2022 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2022 Annual Report.

	RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2022

In accordance with the audited financial report of the Company for the year 2022 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2022:

(1) A sum of RMB3,932 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

(2)   The Company proposes to pay a cash dividend of RMB0.49 per share (inclusive of tax), totaling RMB13,850 million, to all shareholders of the Company, of which RMB9,469 million is payable to CLIC, RMB735 million is payable to other holders of A Shares, and RMB3,646 million is payable to holders of H Shares.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(3)   After the foregoing distributions of the after-tax profit of the Company for the year 2022, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

Pursuant to the relevant requirements under Article 18 of the Rules on the Regulation of Solvency of Insurance Companies No. 15: Public Disclosure of Solvency Information (《保險公司償付能力監管規則第15號:償付能力信息公 開披露》), the Company shall announce the impact of a profit distribution plan on its solvency ratio at the same time as its release of such profit distribution plan to its shareholders. As at 31 December 2022, the Company had a core solvency ratio of 143.59% and a comprehensive solvency ratio of 206.78%. This profit distribution has affected the solvency ratio by approximately -4.37 percentage points.

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF DIRECTORS AND SUPERVISORS OF THE COMPANY

(1) Payment of remuneration for the year 2021

(a) Remuneration of the then Executive Directors for the year 2021

The total salary of the then Executive Directors for the year 2021 was RMB4,014,100 (including the deferral payment of performance bonus amounting to RMB1,173,300) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB632,400, amounting to a total remuneration of RMB4,646,500, of which RMB3,473,200 was paid in 2021.

(b) Remuneration of the then Supervisors for the year 2021

The total salary of the then Supervisors for the year 2021 was RMB7,457,400 (including the deferral payment of performance bonus amounting to RMB2,124,600) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,201,900, amounting to a total remuneration of RMB8,659,300, of which RMB6,534,700 was paid in 2021.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(2) Remuneration for the year 2022

As at the date of the Notice of Annual General Meeting of the Company, the standards for the performance bonus in the remuneration payable to Directors and Supervisors of the Company for the year 2022 had not been determined. The remuneration of Directors and Supervisors of the Company for the year 2022 was determined in accordance with the relevant remuneration management measures and the relevant regulatory requirements, the details of which are set out below:

(a) Remuneration to the then Directors

1. Standards of remuneration

In accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management of China Life Insurance Company Limited, the Company has determined the standards of remuneration of the then Directors for 2022, the details of which are set out below:

Unit: RMB0’000

Name	Position	Standards of Annual Remuneration

Bai Tao	Chairman of the Board and Executive Director	–

Zhao Peng	Executive Director	–

Su Hengxuan	Executive Director	–

Li Mingguang	Executive Director	143.20

Huang Xiumei	Executive Director	125.30

Yuan Changqing	Non-executive Director	–

Wang Junhui	Non-executive Director	–

Notes:

(1)	Mr. Bai Tao became the Chairman of the Board and an Executive Director of the Company in May 2022 and did not receive any remuneration from the Company.

(2)	Mr. Zhao Peng became an Executive Director of the Company in October 2022 and did not receive any remuneration from the Company.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(3)

Mr. Su Hengxuan and Non-executive Directors did not receive any remuneration from the Company. In particular, Mr. Su Hengxuan ceased to be an Executive Director of the Company in August 2022 and Mr. Yuan Changqing ceased to be a Non-executive Director of the Company in June 2022.

(4)	Mr. Li Mingguang is an officer holding a position with significant value.

(5)	Ms. Huang Xiumei ceased to be an Executive Director of the Company in November 2022. She ceased to receive any remuneration from the Company from October 2022.

(6)	Mr. Wang Bin did not receive any remuneration from the Company and resigned from his positions of Chairman of the Board and Executive Director of the Company in February 2022.

(7)

The standards of remuneration of Independent Directors were submitted to the Nomination and Remuneration Committee, the Board of Directors and the shareholders’ general meeting for consideration in 2022.

(8)	The remunerations are calculated based on the terms of office of the then Directors during the reporting period.

2.	Payment of remuneration

The total salary of the then Executive Directors for the year 2022 was RMB2,192,800 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB735,300, amounting to a total remuneration of RMB2,928,100 in 2022.

(b)	Remuneration to the then Supervisors

1. Standards for the remuneration of Supervisors

In accordance with the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management of China Life Insurance Company Limited and the relevant provisions on the management of employees’ remuneration, the Company has determined the standards of remuneration of the then Chairman of the Board of Supervisors and Supervisors for 2022, the details of which are set out below:

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

		Unit: RMB0’000

Name	Position	Standard of Annual Remuneration

Jia Yuzeng	Chairman of the Board of Supervisors	125.30

Cao Weiqing	Chairman of the Board of Supervisors	125.30

Cao Qingyang	Employee Representative Supervisor	79.06

Hu Zhijun	Employee Representative Supervisor	73.62

Wang Xiaoqing	Employee Representative Supervisor	69.53

Lai Jun	Employee Representative Supervisor	76.88

Niu Kailong	Non-employee Representative Supervisor	–

Notes:

(1)	Mr. Cao Weiqing became the Chairman of the Board of Supervisors of the Company in November 2022 and Mr. Jia Yuzeng ceased to be the Chairman of the Board of Supervisors of the Company simultaneously.

(2)	Ms. Hu Zhijun became an Employee Representative Supervisor of the Company in July 2022 and Mr. Cao Qingyang ceased to be an Employee Representative Supervisor of the Company simultaneously.

(3)	Mr. Niu Kailong did not receive any remuneration from the Company.

(4)	The remunerations are calculated based on the terms of office of the then Supervisors during the reporting period.

2.	Payment of remuneration

The total salary of the then Supervisors for the year 2022 was RMB3,577,900 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,352,400, amounting to a total remuneration of RMB4,930,300 in 2022.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(3) Remuneration arrangements for the year 2023

(a) Remuneration arrangements of Directors

1. Executive Directors

(i) Mr. Bai Tao and Mr. Zhao Peng will receive remuneration from the controlling shareholder of the Company pursuant to the relevant regulations.

(ii)  With respect to other Executive Directors, an assessment shall be conducted in respect of the development of the Company and value contribution, as well as the average wages of employees of central enterprises, and reasonable adjustments shall be made to the plan and standards of remuneration of Directors, Supervisors and senior management officers in accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management of China Life Insurance Company Limited. As the relevant data have not been finalized, the remuneration of the other Executive Directors for the year 2023 will be determined according to the 2022 standards of remuneration on a temporary basis.

2. Non-executive Directors

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company. 3. Independent Directors

    The remuneration of Independent Directors, which consists of basic salary and performance bonus, will amount to RMB420,000 each year. Among the remuneration, the basic salary will be RMB300,000 per annum and the performance bonus will be RMB120,000 per annum.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(b) Remuneration arrangement of Supervisors

In accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management of China Life Insurance Company Limited, the remuneration for the year 2023 will be determined according to the 2022 standards of remuneration on a temporary basis.

Any change to the standards of remuneration for 2023 and the actual payment of any subsequent remuneration will be dealt with according to the relevant procedures.

RESOLUTION 6.	TO CONSIDER AND APPROVE THE APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2023

As approved by the shareholders at the annual general meeting for the year 2021 held on 29 June 2022, PricewaterhouseCoopers Zhong Tian LLP was appointed as the PRC auditor and the auditor for the Form 20-F of the Company to be filed with U.S. Securities and Exchange Commission for the year 2022, and PricewaterhouseCoopers was appointed as the Hong Kong auditor of the Company for the year 2022 (PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers are collectively referred to as “PwC”).

The Board proposed to re-appoint PwC as the domestic and overseas auditors of the Company for the year 2023, who will hold office until the conclusion of the annual general meeting for the year 2023, and to authorize the Board to determine their remuneration for the year 2023.

RESOLUTION 7.

TO CONSIDER AND APPROVE THE FORMULATION BY THE COMPANY OF THE PROVISIONAL MEASURES FOR THE ADMINISTRATION OF RECOVERY AND DEDUCTION OF PERFORMANCE-BASED REMUNERATION OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND PERSONNEL IN KEY POSITIONS

In order to give full play to the guiding role of performance-based remuneration in its business operation and management, the Company has formulated after the careful study the Provisional Measures for the Administration of Recovery and Deduction of Performance-based Remuneration of Directors, Supervisors, Senior Management and Personnel in Key Positions (hereinafter referred to as the “Provisional Measures”) in accordance with the relevant requirements of the CBIRC and after taking into account its actual situation. The Provisional Measures mainly cover the following:

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Firstly, the scope of personnel is well defined. The Provisional Measures apply to the Directors, Supervisors, senior management and personnel in key positions who receive performance-based remuneration from the Company, including those who have resigned and retired;

Secondly, the specific circumstances in relation to the recovery and deduction of performance-based remuneration are well defined, including the restatement of financial statements, falsification of the performance appraisal results, extraordinary risk exposure, being subject to disposal measures such as takeover, major risk events, and violations of laws, regulations and disciplines, etc.;

Thirdly, the duties and responsibilities of relevant functional departments are well defined. The recovery and deduction of performance-based remuneration shall be carried out by the Human Resources Department as the leading department, and the relevant functional departments shall cooperate in this regard, thereby defining the respective duties and responsibilities of the departments concerned.

The full text of the Provisional Measures is set out in Appendix II to this circular.

RESOLUTION 8.

TO CONSIDER AND APPROVE THE CONTINUING CONNECTED TRANSACTIONS UNDER THE AGREEMENT FOR ENTRUSTED INVESTMENT AND MANAGEMENT AND OPERATING SERVICES WITH RESPECT TO ALTERNATIVE INVESTMENTS WITH INSURANCE FUNDS

Reference is made to the announcement of the Company dated 28 October 2021 and the circular of the Company dated 30 November 2021 in relation to the Existing Agreement entered into between the Company and CLI.

The Company proposes to enter into the New Agreement with CLI to modify the type of assets entrusted by the Company to CLI for investment and management, and to set forth the pricing principle for each type of the products. Pursuant to the New Agreement, CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. In addition, CLI will also continue to provide the Operating Services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The Company will provide CLI with the investment guidelines on an annual basis. The investment guidelines and any material changes to the investment guidelines shall be approved by the Board and the Independent Non-executive Directors as a whole. The investment guideline will define the specific scope, type and proportion of assets to be invested and managed by CLI under the authorization of the Company, and set out the investment restrictions and conditions, investment strategies, risk control requirements, performance appraisal method and investment return target. The Company will conduct an examination and appraisal every year with respect to the investment of entrusted assets as well as the Investment and Management Services and the Operating Services provided by CLI in accordance with the New Agreement, the investment guidelines and the relevant measures for the performance appraisal of investments.

PRINCIPAL TERMS OF THE NEW AGREEMENT

Parties

• The Company

• CLI

Provision of Investment and Management Services

Scope of services

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company. The entrusted assets under the New Agreement include insurance asset management products, financial products, equity/real estate funds and public REITs products (which are conducted by way of strategic fund and restrict to the participation in strategic placement). The Investment and Management Services provided by CLI to the Company mainly include matters associated with the screening and selection of investment projects, due diligence on investment projects, decision-making on investments, negotiation and execution of investment-related agreements, closing of investment projects, product management, daily management of capital accounts, subsequent management of investment projects, and exit from investment projects, etc.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Service fees

In consideration of the Investment and Management Services provided by CLI to the Company under the New Agreement, the Company will pay fees (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) to CLI for the New Projects and the Existing Projects based on the type of assets involved in the relevant projects.

Investment management service fee

If the New Projects involves investment in insurance asset management products or financial products other than those established and issued by CLI or of which CLI has participated in the establishment and issuance, then the investment management service fee payable by the Company to CLI shall be calculated by multiplying the paid-in capital contribution of the Company in such products in which the Company’s interests have not been disposed of, by the fee rate of 0.08% per annum.

If the New Projects involves investment in equity/real estate funds (including the funds applying strategic placement of public REITs as their investment strategy), then the investment management service fee payable by the Company to CLI shall be calculated by multiplying the paid-in capital contribution of the Company in such funds in which the Company’s interests have not been disposed of, by the fee rate of 0.08% per annum.

With respect to the Existing Projects, the investment management service fee payable by the Company to CLI shall be calculated based on the fee standard as set out in the agreements for the entrusted investment and management and the investment guidelines then in force when the investment was made to such projects, which generally ranges from 0.05% to 0.6% for fixed return projects and 0.05% to 0.3% for non-fixed return projects.

The Company will pay CLI the investment management service fee on a quarterly basis.

Product management fee

If the New Projects involves investment in insurance asset management products or financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, then CLI shall charge the product management fee pursuant to the relevant product contracts, but shall not separately charge any investment management service fee. The product management fee rate shall be determined with reference to the fee rate charged by independent third parties for the issuance of products of a similar type and taking into account the market environment and the form of

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

management. The parties agree that the product management fee rate payable by the Company in respect of any particular product shall not exceed 0.6% per annum, and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. If the subscription of the same product by any independent third party accounts for 20% or more of the total subscription amount, the Company will pay the product management fee to CLI at the same fee rate as that payable by such independent third party. The specific product management fee rate and payment method will be specified in the product contracts to be entered into between the parties in relation to the subscription of the related products.

With respect to the Existing Projects for which CLI shall charge the product management fee pursuant to the relevant product contracts, the Company will continue to pay the product management fee based on the fee rate specified in the product contracts entered into by the Company at the time of its subscription of the products.

Real estate operation management service fee

The real estate operation management service fee refers to the fee incurred in connection with the Company’s entrustment to CLI for operation of the underlying properties under the Existing Projects for real estate investments. The real estate operation management service fee shall be calculated by multiplying the EBITDA (i.e. the sum of net profit, income taxes, depreciation of fixed assets, amortization of intangible assets, amortization of long-term deferred expenses and interest payments) derived from the relevant real estate projects in a given year by a fee rate ranging from 3% to 6%, and shall be paid by the Company to CLI on a quarterly basis. The specific standard for the fee rate will be determined by the parties after negotiation with reference to the market conditions, the stage of project operation and the expected performance of the assets, and will be set out in the investment guidelines provided by the Company to CLI.

Performance reward

With respect to the Existing Projects with non-fixed return, if the internal rate of return of the projects is, in principle, higher than the hurdle rate of 8%, the Company will, in addition to the payment of investment management service fee, pay CLI or its subsidiaries the performance-based bonus at the time of exit from the projects. The parties shall calculate the performance-based bonus at the rate of 15% in respect of such portion of profits representing an internal rate of return of more than 8% but less than 10% on the investment, and at the rate of 20% in respect of such portion of profits representing an internal rate of return of more than 10% on the investment.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

In addition, the Company will pay CLI the floating management fee or deduct the floating management fee from the investment management service fee payable to CLI on an annual basis based on the result of the annual appraisal of the Company on the performance of CLI. The floating management fee shall range from -10% to +10% of the calculating base. The calculating base of the floating management fee shall be no more than 20% of the investment management service fee of the current period. The amount of the floating management fee, if negative, shall be deducted from the investment management service fee payable by the Company to CLI. The specific mechanism for determining the floating management fee is set out in the investment guidelines provided by the Company to CLI.

Provision of Operating Services

Scope of services

Pursuant to the New Agreement, CLI will provide the Operating Services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management, including but not limited to assisting the Company with daily operations, such as the post-investment filing of relevant reports and statements, risk management, regulatory check, accounting management, solvency management, registration of property rights and filing of connected transactions.

Service fees

In consideration of the Operating Services provided by CLI to the Company under the New Agreement, the Company will pay the entrusted operating fee to CLI on a quarterly basis. The entrusted operating fee shall be calculated by multiplying the paid-in capital contribution of the Company in the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management, by the fee rate of 0.02% per annum.

Other provisions

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements and/or entrusted operation agreements entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company. CLI is required under the New Agreement to inform the Company in writing of any preferential treatments it offers to other principals within 5 working days after it offers such treatments.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Term

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the AGM. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 July 2023 and remain in effect until 31 December 2024. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof. The Existing Agreement will be terminated and replaced by the New Agreement after the latter comes into effect.

CAP AMOUNTS

Historical figures

For the four years ended 31 December 2022, the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the fees for the Investment and Management Services and the entrusted operation fee in relation to the Operating Services paid by the Company to CLI are as follows:

	RMB million (or its equivalent in foreign currency)

	For the year ended		For the year ended		For the year ended		For the year ended

	31 December 2019		31 December 2020		31 December 2021		31 December 2022

	Historical		Historical		Historical		Historical

	Annual cap	amount	Annual cap	amount	Annual cap	amount	Annual cap	amount
Contractual Amount of Assets Newly Entrusted for Investment and Management during the Period	200,000	13,110.00	200,000	58,385.07	200,000	23,326.50	65,000	60,577.00
Fees for the Investment and Management Services and Entrusted Operation Fee (Note)	1,391	652.75	1,982	650.74	2,266	587.63	2,000	637.10

Note: The cap fees and historical amounts for the three years ended 31 December 2021 refer to the fees for the Investment and Management Services (including the investment management service fee, floating management fee, performance-based bonus for projects with non-fixed return and real estate operation management service fee); the cap fees and historical amounts for the year ended 31 December 2022 refer to the fees for the Investment and Management Services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward (including floating management fee and performance-based bonus for projects with non-fixed return)) and the entrusted operation fee in relation to the Operating Services.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

Cap amounts

For the three years ending 31 December 2025, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management (the “Annual Caps on the Contractual Amount”), as well as the annual caps on the fees for the Investment and Management Services payable by the Company to CLI (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the Operating Services (the “Annual Caps on the Fees”) are as follows:

RMB million (or its equivalent in foreign currency)

	For the year ending	For the year ending	For the year ending

	31 December 2023	31 December 2024	31 December 2025
Annual Caps on the Contractual Amount	120,000	140,000	150,000

Annual Caps on the Fees	1,500	1,800	2,200

In determining the Annual Caps on the Contractual Amount, the Company has taken into account (i) the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 31 December 2022 which amounted to more than RMB418.3 billion; (ii) the investment plans provided by CLI for the years from 2023 to 2025, including 80 pipeline projects with an aggregate investment amount of more than RMB300 billion which may fall within the scope of the entrusted assets under the New Agreement in the next three years; (iii) the expected increase in investment amount and demands for product allocation of the Company during the term of the New Agreement; and (iv) the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. As at 31 December 2022, CLI had invested in a total of 175 projects for and on behalf of the Company, including 31 projects newly invested in 2022, representing a significant increase from 18 projects in 2021. Along with the continuous enhancement of the investment management ability of CLI and the steady business growth of the Company, it is expected that the scale of the assets to be entrusted by the Company to CLI for investment and management during the term of the New Agreement will increase as compared to the historical figures.

In determining the Annual Caps on the Fees, the Company has taken into account the amount of its assets under the entrustment arrangement as described in the preceding paragraph, the fee rates stipulated under the New Agreement, the exit plans for certain Existing Projects which represented approximately 4.4% of the existing investment portfolio managed by CLI for and on behalf of the Company, as well as the historical and expected

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

performance of the investments made or to be made by CLI for and on behalf of the Company. In determining the fee rates, the Company has made reference to market standards and industry practices, including the price of similar transactions with independent third parties, and the fee structures and fee rates for the products with underlying investments similar to those under the New Agreement.

The Annual Cap on the Fees for the year ending 31 December 2023 decreased from RMB2 billion under the Existing Agreement to RMB1.5 billion under the New Agreement, which is mainly due to the historical low utilization rate of the Annual Caps on the Fees, and the volatility of equity market in recent years which may affect the performance reward payable to CLI. The historical amounts of the fees for the Investment and Management Services and the entrusted operation fee for the Operating Services paid by the Company to CLI are relatively low, representing an average utilization rate of approximately 30% of the Annual Caps on the Fees for the three years ended 31 December 2022. Even for the year ended 31 December 2022 when over 93% of the Annual Cap on the Contractual Amount has been utilized, the utilization rate of the Annual Cap on the Fees was only 31.9%. Further, as disclosed under the section headed “Principal Terms of the New Agreement – Provision of Investment and Management Services – Service Fees”, the Company will pay the performance reward to CLI, including the floating management fee on an annual basis and the performance-based bonus at the time of exit from the investment projects, which will be determined based on the performance of the investments with reference to the pre-set investment return target. Due to the volatility of equity market in recent years, the time of exit from the investment projects may be delayed and the investment returns on the investment projects may be reduced as a result of the impact of external environment, which may affect the performance reward payable to CLI. When setting the Annual Caps on the Fees under the New Agreement, the Company has taken into account the above factors, including the historical low utilization rate of the annual caps and the possible decrease in the performance reward payable to CLI, and considers that the Annual Caps on the Fees under the New Agreement are fair and reasonable.

The Annual Cap on the Contractual Amount and the Annual Cap on the Fees for the year ending 31 December 2023 under the Existing Agreement will be revised by the relevant annual caps under the New Agreement after the New Agreement comes into effect. The Company and CLI will ensure that the actual amounts of their transactions in 2023 will not exceed the relevant annual caps specified under the Existing Agreement prior to the effective date of the New Agreement.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

INTERNAL CONTROL PROCEDURES

The Company has adopted the following internal control procedures to ensure the individual transactions will be conducted in accordance with the terms of the New Agreement, on normal commercial terms and in accordance with the pricing policies:

•   CLI will submit a list of projects under its management and operation to the investment management centre of the Company on a quarterly basis, setting out the details of each investment, such as the nature of the underlying assets, the applicable fee rate of each project and its calculation basis, as well as its financial information and performance. The investment management centre will review the list of projects provided by CLI to ensure the fee rates adopted by CLI conform to the fee standards specified in the New Agreement and the investment guidelines provided by the Company to CLI;

•   The investment management centre, together with the finance department and the internal control and legal departments, will conduct an examination and appraisal every year with respect to the investment of entrusted assets as well as the Investment and Management Services and the Operating Services provided by CLI. Such departments of the Company will assess the compliance of CLI with the investment restrictions and conditions imposed by the Company, and evaluate the performance of the investments with reference to the pre-set investment return target, following which the Company will confirm or adjust the performance reward to CLI in accordance with the New Agreement and the investment guidelines;

•   Pursuant to the New Agreement, the Company also has the right to access all information in relation to the investments made by CLI for and on behalf of the Company, and copy the financial statements, account books, transaction records, agreements and documents with respect to such investments at any time;

•   Pursuant to the New Agreement, if CLI offers any preferential treatments to other parties under its entrusted investment and management agreements and/or entrusted operation agreements with such other parties, CLI is required to inform the Company in writing and offer the same treatments to the Company; and

•   The Company maintains regular contacts with other investment managers, and also purchase products issued by independent third parties from time to time, through which the Company is able to keep abreast of the latest market prices for managing various types of products. Furthermore, the products issued by CLI are not exclusively

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

    for the subscription by the Company and other subsidiaries of CLIC, but also to investors who are independent third parties. Pursuant to the New Agreement, the product management fee rate payable by the Company in respect of any particular product shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product, which ensures that the terms offered by CLI are in line with market standards.

The Company considers that the methods and procedures adopted above can ensure that the transactions under the New Agreement will be conducted on normal commercial terms and not prejudicial to the interests of the Company and its minority shareholders.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the New Agreement, the Company can leverage the industry experience, investment expertise and resources network of CLI in the alternative investment market to further develop alternative investment business, increase contribution to alternative investment value, and satisfy the needs of the Company for assets allocation. Through the alternative investment entrustment, the Company can further broaden its investment portfolio, diversify its investment risk, and capture investment opportunities in the market with higher return potential. CLI will further expand its investment scale and enhance the efficiency in its decision-making on investment, within the scope of authorization by the Company and in accordance with the requirements of the investment guidelines of the Company. In addition, CLI can also provide the Company with professional operating services with respect to the equity/real estate funds invested by the Company at its own discretion, which will enhance the efficiency in subsequent management of such investment.

The Directors (including the Independent Non-executive Directors) are of the view that the transactions under the New Agreement are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the transactions under the New Agreement are fair and reasonable. As Mr. Bai Tao, Mr. Zhao Peng, Mr. Li Mingguang and Mr. Wang Junhui hold positions in CLIC and/or CLI, they have abstained from voting on the Board resolution to approve the transactions under the New Agreement.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the transactions under the New Agreement are more than 5%, such transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The Company will seek approval from the Independent Shareholders in respect of the transactions under the New Agreement at the AGM. In view of CLI’s interests in the transactions under the New Agreement, CLIC will abstain from voting at the AGM to approve such transactions. As at the Latest Practicable Date, CLIC controls the voting rights in respect of 19,323,530,000 shares of the Company, representing approximately 68.37% of the issued share capital of the Company. Save for CLIC, no other shareholder of the Company is required to abstain from voting at the AGM to approve the transactions under the New Agreement.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLI is a wholly-owned subsidiary of CLIC, with a registered capital of RMB3,700 million. Its principal business includes: the management of funds in RMB and foreign currency entrusted by principals under entrustment, engagement in alternative investment business, management and application of its own funds in RMB and foreign currency, business involving insurance asset management products such as debt investment plans and equity

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

investment plans, provision of consulting services relating to asset management, as well as other businesses approved by the CBIRC and other departments of the State Council. CLI focuses on alternative investments, and its scope of investment covers equity investment, real estate investment, infrastructure investment, special opportunity investment, inclusive finance and other fields. As at 31 December 2022, the audited total assets and net assets of CLI were RMB25,857 million and RMB19,299 million, respectively. The revenue and net profit for 2022 were RMB3,664 million and RMB1,133 million, respectively. As at 31 March 2023, the unaudited total assets and net assets of CLI were approximately RMB25,965 million and approximately RMB19,671 million, respectively. The revenue and net profit for the first quarter of 2023 were approximately RMB1,006 million and approximately RMB376 million, respectively.

OTHER INFORMATION

After the approval from the Independent Shareholders is obtained at the AGM, the Company and CLI will enter into the New Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the AGM. Any material amendment or change to the terms will be subject to the approval by the Independent Shareholders.

The Independent Board Committee comprising all Independent Non-executive Directors has been established to advise the Independent Shareholders as to whether the transactions under the New Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Halcyon Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 39 to 40 of this circular and the letter from Halcyon Capital set out on pages 41 to 63 of this circular. Your attention is also drawn to the general information set out in Appendix V to this circular.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(B)	TO RECEIVE RELEVANT REPORTS

	RESOLUTION 9.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE COMPANY FOR THE YEAR 2022

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors of the Company for the year 2022 has been approved at the twenty-second meeting of the seventh session of the Board of Directors held on 29 March 2023. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Disclosure Work for the 2022 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the Company for the year 2022. Please refer to the announcement published by the Company on 30 March 2023 for details of the report.

	RESOLUTION 10.	TO RECEIVE THE REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

Pursuant to the requirements under the Measures for the Administration of Connected Transactions of Banking and Insurance Institutions published by the CBIRC, the board of directors of a banking and insurance institution shall prepare and submit a special report on the overall status of connected transactions to the (general) meeting of shareholders every year. No shareholders’ approval is required for such report. The report on the overall status of connected transactions of the Company for the year 2022 is set out in Appendix VI to this circular for shareholders’ information.

APPENDIX II	PROVISIONAL MEASURES FOR THE ADMINISTRATION OF RECOVERY AND DEDUCTION OF PERFORMANCE-BASED REMUNERATION OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND PERSONNEL IN KEY POSITIONS

Provisional Measures for the Administration of Recovery and Deduction of Performance-based

Remuneration of Directors, Supervisors, Senior Management and Personnel in Key Positions

Chapter 1    General Provisions

Article 1 In order to further deepen the high-quality development of business, give full play to the guiding role of performance-based remuneration in the business operation and management of China Life Insurance Company Limited (hereinafter referred to as the “Company”) and facilitate the performance of duties by directors, supervisors, senior management and personnel in key positions in compliance with laws and regulations, these Measures are formulated in accordance with the relevant requirements of the CBIRC and after taking into account the actual situation of the Company.

Article 2 The Company shall establish and improve the mechanism for the recovery and deduction of performance-based remuneration as required, strike a balance between the current and long-term needs as well as the relationship between revenue and risk by making full use of remuneration tools to ensure that remuneration incentives are commensurate with the operating results of the Company as a result of high- quality business development, prevent aggressive business practices and violations of laws and regulations, and consistently promote its sound and healthy business operations and sustainable development.

Article 3 These Measures apply to directors, supervisors, senior management (hereinafter referred to as the “DSM”) and personnel in key positions who receive performance-based remuneration from the Company, and the recovery and deduction of performance-based remuneration shall be made against the following persons under specified circumstances, including:

(1)	directors and supervisors include the chairman and directors of the board of directors, and the chairman and supervisors of the board of supervisors.

(2)

senior management includes the president, vice president(s), assistant(s) to the president, secretary to the board of directors, person in charge of finance, compliance officer, person in charge of audit, chief risk officer, chief actuary and any other senior management officers confirmed by the board of directors (including the personnel holding concurrent position(s) at the departmental level in the head office).

(3)	personnel in key positions include the person mainly in charge of the investment management center of the head office, and members of the leading team of branches at the provincial level.

Article 4 For the purpose of these Measures, the performance-based remuneration includes performance related pay and various bonuses, etc., and the amount for recovery and deduction includes paid and unpaid performance-based remuneration.

APPENDIX II	PROVISIONAL MEASURES FOR THE ADMINISTRATION OF RECOVERY AND DEDUCTION OF PERFORMANCE-BASED REMUNERATION OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND PERSONNEL IN KEY POSITIONS

Chapter 2    Application and Percentage of Recovery and Deduction

Article 5 The Company shall define the rights and obligations of the parties to a labour contract with respect to the recovery and deduction of performance-based remuneration, as well as the method of dispute resolution by optimizing the labour contract.

Article 6 In view of the liabilities undertaken, losses incurred and negative impacts brought by the DSM and personnel in key positions resulting from their violations of laws, regulations and disciplines and any other circumstances, the Company shall recover and deduct part or even all of their performance-based remuneration for the corresponding period.

Article 7 The Company will, where appropriate, recover and deduct all parts of the performance- based remuneration that have been overpaid to the DSM and personnel in key positions for the corresponding period if one of the following circumstances occur:

(1)	the restatement of the financial statements and any other circumstances occur, resulting in any major adjustments to the financial information on which the performance-based remuneration is based.

(2)	there is any falsification of the performance appraisal results.

(3)	any release of performance-based remuneration or any additional item of remuneration incentives is made without authorization, which is in violation of the remuneration management procedures.

(4)	the remuneration is released in violation of other regulations or based on incorrect information.

Article 8 Where any senior management officer or personnel in key positions is obviously at fault or fails to exercise the duty of care in the management of the Company and thus causes the exposure of risks that fall into his/her scope of duties to reach an extraordinary level, the Company will, where appropriate, recover or deduct his/her performance-based remuneration for the corresponding period. The specific risk exposure standards shall be based on the relevant standards determined by the Company annually.

Article 9 In consideration of its own solvency, major regulatory indicators, disposal measures of regulatory authorities, impacts of risk events and any other circumstances that may cause damages to it, the Company will fully recover or deduct the performance-based remuneration of the DSM and personnel in key positions who take primary liabilities for the following:

(1)	the solvency of the Company is not up to the standards or the score of the Company from the SARMRA assessment derivates from a reasonable range.

(2)	the Company is subject to any risk disposal measures (such as takeover) adopted by the CBIRC and its local offices or other financial regulatory departments.

APPENDIX II	PROVISIONAL MEASURES FOR THE ADMINISTRATION OF RECOVERY AND DEDUCTION OF PERFORMANCE-BASED REMUNERATION OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND PERSONNEL IN KEY POSITIONS

(3)

a major risk event occurs, which has adverse impacts on the order of financial market, triggers systematic risks and substantial market fluctuations, and causes significant damage to the assets and reputation of the Company.

(4)	any other circumstances considered and determined by the President’s Office of the Company.

The Company will recover or deduct the performance-based remuneration of other responsible personnel for the corresponding period in light of the liabilities assumed by them and according to a certain percentage of the penalty deduction ratio of the primary responsible person. The specific percentage shall be determined after careful study and depending upon circumstances.

Article 10 In accordance with the requirements under its internal rules and regulations on the attribution of liabilities, the Company shall recover or deduct the performance-based remuneration of the DSM and personnel in key positions for the corresponding period as required in a timely manner if it is required to do so due to any violation of laws, regulations and disciplines by the DSM and personnel in key positions.

Article 11 In the event of any circumstances specified in Article 7, coupled with one of the circumstances described in Articles 8 to 10, the Company shall recover or deduct the performance-based remuneration on a consolidated basis. Where two or more circumstances specified in Articles 8 to 10 occur at the same time, the performance-based remuneration shall be recovered or deducted for the corresponding period based on the principle of higher level.

Chapter 3    Work Procedures, Responsible Departments and Handling of Disputes

Article 12 The recovery and deduction of performance-based remuneration shall be jointly carried out by the relevant departments, including the Human Resources Department, the Finance Department, the Brand Promotion Department, the Legal and Compliance Department, the Office of the Discipline Inspection Committee, the Audit Department and the Risk Management Department, and they shall determined liabilities based on inspection results and make specific recovery and deduction of the performance-based remuneration.

Article 13 The Human Resources Department takes the lead in the recovery and deduction of performance-based remuneration, and its primary duties and responsibilities include:

(1)	devising the rules and regulations for the recovery and deduction of performance-based remuneration.

(2)	carrying out relevant approval procedures and making specific recovery and deduction with respect to the recovery and deduction of performance-based remuneration of the personnel involved.

APPENDIX II	PROVISIONAL MEASURES FOR THE ADMINISTRATION OF RECOVERY AND DEDUCTION OF PERFORMANCE-BASED REMUNERATION OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND PERSONNEL IN KEY POSITIONS

Article 14 The relevant functional departments shall perform their respective duties and responsibilities within the scope of duties of their own departments, such as defining the circumstances required for recovery and deduction of performance-based remuneration, accountability of personnel, distinction of relevant responsible persons and feedback on accountability results. The relevant responsible persons shall be categorized into the primary responsible persons and other responsible persons:

(1)

Primary responsible persons refer to the personnel who decide, organize, plan, implement or participate in violations of laws, regulations and disciplines, or deploy, instigate, acquiesce, coerce, or assist others in violations of laws, regulations, or disciplines, as well as other personnel who do not perform or improperly perform duties and responsibilities and thus directly contribute to relevant risk events and cause adverse consequences.

(2)

Other responsible persons refer to the personnel who fail to perform or properly perform duties and responsibilities within the scope of their duties, are unable to effectively restrict or prevent the occurrence of cases and indirectly bring risks or adverse consequences to the cases.

Article 15 If anyone refuses to cooperate with the Company’s decision to recover and deduct performance-based remuneration as required by the internal rules and regulations, the Company shall take reasonable and effective measures against him/her, such as warnings, change of job positions and judicial proceedings, and report the same to the CBIRC.

Article 16 In consideration of the scope of management authority of cadres and after taking into account the requirements of corporate governance, the Company shall carry out the relevant approval procedures in respect of the personnel subject to the recovery and deduction of performance-based remuneration.

Chapter 4    Internal Supervision

Article 17 The board of directors of the Company shall review the recovery and deduction of performance-based remuneration by the Company once a year and take the ultimate responsibility for the management of remuneration, whereas the board of supervisors shall review the implementation of such recovery and deduction.

Article 18 The Company shall make an additional information disclosure of the recovery and deduction of performance-based remuneration when disclosing remuneration information in its annual report each year, and simultaneously include the additional information concerning the development and implementation of the rules and regulations on the recovery and deduction of performance-based remuneration in the Report of Corporate Governance, with a view to further increasing the comprehensiveness and transparency of information disclosure on remuneration.

APPENDIX II	PROVISIONAL MEASURES FOR THE ADMINISTRATION OF RECOVERY AND DEDUCTION OF PERFORMANCE-BASED REMUNERATION OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND PERSONNEL IN KEY POSITIONS

Chapter 5    Supplemental Provisions

Article 19 Resigned and retired personnel are governed by these Measures. If resigned or retired personnel have been fully given the performance-based remuneration, their corresponding performance- based remuneration shall be recovered based on the following principles:

(1)	the resigned personnel shall be informed by way of letter, requesting them to pay back the corresponding performance-based remuneration within the stipulated period;

(2)

the corresponding performance-based remuneration of the retired personnel shall be recovered by various measures, such as offsetting retirement subsidies and cash benefits, and informing the retired personnel themselves to pay back the corresponding performance-based remuneration within the stipulated period.

Article 20 For any personnel (other than members of the leading team) of the branches at the provincial level who have direct or significant impacts on the operational risk of such branches, the recovery and deduction rules applicable to them shall be formulated by the branches at the provincial level based on the scope of management authority of cadres, by reference to these Measures and in consideration of their own actual situations.

Article 21 Any matters not covered by these Measures shall be dealt with in accordance with laws and regulations, regulatory rules and the relevant requirements of the Company.

Article 22 The interpretation of these Measures shall be made by the board of directors.

Article 23 These Measures shall be effective from the date of issue. Any circumstance occurred in previous years but determined after the promulgation hereof shall be dealt with pursuant to the requirements of these Measures.

Annex:

Supplemental Agreement to the Labour Contract

I.	Parties to the Contract

Party A: China Life Insurance Company Limited

Party B: DSM and personnel in key positions

II.	Rights and Obligations

(1)	Rights

APPENDIX II	PROVISIONAL MEASURES FOR THE ADMINISTRATION OF RECOVERY AND DEDUCTION OF PERFORMANCE-BASED REMUNERATION OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND PERSONNEL IN KEY POSITIONS

Party A shall formulate the measures for the recovery and deduction of performance-based remuneration pursuant to the relevant requirements such as the national laws and regulations, regulatory rules, and internal rules and regulations of the Company. In consideration of the circumstances specified in the measures for the recovery and deduction of performance-based remuneration, Party A shall deduct part or even all of the performance-based remuneration of Party B for the corresponding period. If Party B refuses to cooperate, the Company shall take reasonable and effective measures against Party B, such as warnings, change of job positions and judicial proceedings, and report the same to the CBIRC.

Party B shall be aware of and understand the requirements associated with the recovery and deduction of performance-based remuneration. If there is any disagreement in connection with the recovery and deduction of performance-based remuneration, Party B may file a complaint to the working team for the recovery and deduction of performance-based remuneration.

(2)	Obligations

Party A shall ensure that, in relation to the formulation of policy, the mechanism for the recovery and deduction of performance-based remuneration are in compliance with laws and regulations and that, in relation to the implementation of policy, such mechanism is implemented in a fair and impartial manner.

Party B shall be familiar with and strictly comply with the laws and regulations, regulatory requirements and the internal management rules and regulations of the Company with respect to the duties and responsibilities of his/her job position, firmly hold on to the bottom line of risk prevention, and strictly prevent all kinds of violations of laws and regulations and case risks. In the event of any circumstances required for the recovery and deduction of performance-based remuneration, Party B shall cooperate with the Company to complete such recovery and deduction.

APPENDIX III	LETTER FROM THE INDEPENDENT BOARD COMMITTEE

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

24 May 2023

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS UNDER THE AGREEMENT

FOR ENTRUSTED INVESTMENT AND MANAGEMENT AND OPERATING

SERVICES WITH RESPECT TO ALTERNATIVE INVESTMENTS WITH

INSURANCE FUNDS

We refer to the circular of the Company dated 24 May 2023 (the “Circular”), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the transactions under the New Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Halcyon Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement.

We wish to draw your attention to Appendix I - Business of the Annual General Meeting set out on pages 13 to 32 of the Circular, and the letter from Halcyon Capital to the Independent Board Committee and the Independent Shareholders set out on pages 41 to 63 of the Circular which contains its opinion in respect of the transactions under the New Agreement.

Having taken into account the advice of Halcyon Capital and its recommendation in relation thereto, we consider that the transactions under the New Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders

APPENDIX III	LETTER FROM THE INDEPENDENT BOARD COMMITTEE

as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolution to be proposed at the AGM to approve the transactions under the New Agreement.

Yours faithfully,
the Independent Board Committee of China Life Insurance Company Limited Lam Chi Kuen
Zhai Haitao Huang Yiping Chen Jie

APPENDIX IV	LETTER FROM HALCYON CAPITAL

The following is the text of the letter of advice from Halcyon Capital Limited to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

HALCYON CAPITAL LIMITED

11TH FLOOR

8 WYNDHAM STREET

CENTRAL

HONG KONG

24 May 2023

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS UNDER THE AGREEMENT

FOR ENTRUSTED INVESTMENT AND MANAGEMENT AND OPERATING

SERVICES WITH RESPECT TO ALTERNATIVE INVESTMENTS WITH

INSURANCE FUNDS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with the transactions contemplated under the New Agreement (“Continuing Connected Transactions”), for which the Independent Shareholders’ approval is being sought, including the annual caps relating thereto (the “Annual Caps”). Details of the Continuing Connected Transactions and the Annual Caps are contained in the circular of the Company dated 24 May 2023 (the “Circular”), of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings as defined in the Circular.

CLIC, the controlling shareholder of the Company, is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore also a connected person of the Company. As such, the transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for the transactions under the New Agreement are more than 5%, such transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company will seek approval from the Independent Shareholders in respect of the transactions under the New Agreement at the AGM. In view of CLI’s interests in the transactions under the New Agreement, CLIC will abstain from voting at the AGM to approve such transactions.

APPENDIX IV	LETTER FROM HALCYON CAPITAL

The Independent Board Committee comprising all Independent Non-executive Directors, namely Lam Chi Kuen, Zhai Haitao, Huang Yiping and Chen Jie, has been established to advise the Independent Shareholders as to whether the Continuing Connected Transactions (i) are conducted in the ordinary and usual course of business of the Group, on normal commercial terms, and in the interests of the Company and its shareholders as a whole; and (ii) are fair and reasonable so far as the Independent Shareholders are concerned.

Our role, as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the New Agreement and the transactions contemplated thereunder, is to (i) provide the Independent Board Committee and the Independent Shareholders an independent opinion and recommendations as to whether the New Agreement are entered into on normal and commercial terms, in the ordinary and usual course of business of the Group and in the interests of the Company and the Independent Shareholders as a whole, and whether the terms thereof and the Annual Caps are fair and reasonable so far as the Company and the Independent Shareholders are concerned; and (ii) advise the Independent Shareholders on how to vote on the relevant resolutions regarding the New Agreement and the Annual Caps at the AGM.

We are not associated with the Company, CLIC, CLI or their respective core connected persons, close associates or associates and accordingly are considered eligible to give independent advice on the terms of the New Agreement, and there was no engagement between the Group and Halcyon Capital in last two years from the date of this letter. Apart from the normal professional fees paid or payable to us in connection with our independent financial advisory appointments under this engagement, no arrangements exist whereby we had received any fees or benefits from the Company or any other party to the transactions and therefore we consider that such relationship will not affect our independence as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the New Agreement and the transactions contemplated thereunder.

BASIS OF OUR OPINION

In formulating our advice and recommendation to the Independent Board Committee, we have relied on the information, financial information and the facts supplied to us and representations expressed by the Directors and/or management of the Company and have assumed that all such information, financial information and facts and any representations made to us, or referred to in the Circular, in all material aspects, are true, accurate and complete as at the time they were made and continue to be so as at the date of the Circular, has been properly extracted from the relevant underlying accounting records (in the case of financial information) and made after due and careful inquiry by the Directors and/or the management of the Company. The Directors have confirmed in the Circular that, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading and we have further been confirmed by the Company that no material facts have been omitted from the information supplied and representations expressed to us. We have reviewed, among other documents, the Existing Agreement, the New Agreement, the financial statements of the Company, the information disclosure reports of CLI, the estimation of the Annual Caps and relevant industry information as further elaborated in our letter. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable. We have no reason to doubt the completeness, truth or accuracy of the information and facts

APPENDIX IV	LETTER FROM HALCYON CAPITAL

provided and we are not aware of any facts or circumstances which would render such information provided and representations made to us untrue, inaccurate or misleading. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with note 1 to Rule 13.80 of the Listing Rules.

Our review and analysis were based upon, among others, the information provided by the Company including the New Agreement, the annual report of the Company for the year ended 31 December 2022 (the “2022 Annual Report”), the Circular, the information disclosure report of CLI for 2022 and certain published information from the public domain.

We have also discussed with the Directors and/or the management of the Company with respect to the terms of and reasons for the entering into of the New Agreement, and considered that we have reviewed sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification or appraisal of the information supplied nor have we conducted any form of in-depth investigation into the businesses, affairs, financial position, profitability or the prospects of the Group, CLI or any of their respective subsidiaries or associates. Nothing contained in this letter should be construed as a recommendation to hold, sell or buy and shares or any other securities of the Company.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion for the New Agreement and the respective transactions contemplated thereunder, we have considered the following principal factors and reasons:

1.	Information on the Group

According to the 2022 Annual Report, the Company is a leading life insurance company in China. It was widely recognised for its operational achievements. It was awarded Grade A in the evaluation of operations of insurance companies by the Insurance Association of China for seven consecutive years, ranked 71st and 9th by Forbes Global 2000 and Fortune China 500, respectively, and received more than 40 honors, such as “Listed Company with the Best Investment Value and High-quality Development” from the 12th China Securities “Golden Bauhinia” Awards, etc. For the years ended 31 December 2022 and 2021, the Group recorded total revenues of approximately RMB804.4 billion and RMB824.9 billion, respectively, representing a decrease of approximately 2.5%.

The total assets of the Company surpassed RMB5 trillion to RMB5,251,988 million as at 31 December 2022, among which approximately RMB1.7 trillion was attributable to available-for-sale securities.

2.	Information on CLI

According to information provided by CLI, CLI is a company established under the laws of the PRC with limited liability with registered capital of RMB3.7 billion. Its principal business includes, among others, the management of entrusted RMB and foreign currency funds, the carrying of alternative investment business, the management and utilization of self-owned RMB and foreign

APPENDIX IV	LETTER FROM HALCYON CAPITAL

currency funds, the developing of insurance asset management products including debt investment plan and equity investment plans, other businesses approved by the CBIRC and other businesses approved by other departments of the State Council. For the years ended 31 December 2020 and 2021, CLI recorded operating income of approximately RMB5.0 billion and RMB4.9 billion, respectively. As at 31 December 2021, CLI had total assets of approximately RMB25.1 billion and total equity of approximately RMB18.6 billion.

As at 31 December 2022, the audited total assets of CLI was RMB25,857 million, net assets was RMB19,299 million. The operating revenue for year 2022 was RMB3,664 million with net profit of RMB1,133 million. As at 31 March 2023, the unaudited total assets of CLI was RMB25,965 million, net assets was RMB19,671 million, and the operating revenue for the first quarter 2023 was RMB1,006 million with net profit of RMB376 million.

3.	Background to and reasons for the Continuing Connected Transactions

As advised by the management of the Company, as part of its ordinary and usual course of business, the Company has been entrusting other assets managers, including CLI and other independent third parties, for the management its investment assets. According to the 2022 Annual Report, the Company recorded investment income of approximately RMB178.4 billion in 2021 and RMB186.6 billion in 2022, representing a growth of approximately 4.6%. CLI, being the alternative investment platform for companies within the group of CLIC, has been providing investment and management services to the Company since 2013 in respect of the assets entrusted to it. As at 31 December 2022, the Company’s investment portfolio entrusted to CLI exceeded RMB418.3 billion, representing approximately 8.5% of its total investment assets. As set out in the letter from the Board, the Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations.

The Existing Agreement was approved by the then independent shareholders of the Company at a shareholder ‘s meeting held on 16 December 2021, for a term from 1 January 2022 to 31 December 2023. Given that recent regulatory changes have expanded the types of products that CLI can invest in on behalf of the Company, by entering into the New Agreement, the Company can leverage the industry experience, investment expertise and resources network of CLI in the alternative investment market to further develop alternative investment business, increase contribution to alternative investment value, and satisfy the needs of the Company for assets allocation.

4.	Principal terms of the New Agreement

Summarised below are the principal terms of the New Agreement. Further details are disclosed under the section headed “PRINCIPAL TERMS OF THE NEW AGREEMENT” in the letter from the Board.

APPENDIX IV	LETTER FROM HALCYON CAPITAL

(i)	Provision of Investment and Management Services

General

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company (the “Entrusted Assets”), on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The Entrusted Assets include:

(i)

Existing Projects which have been entrusted by the Company to CLI for investment and management in accordance with the entrusted investment and management agreements previously entered into between the Company and CLI (the “Past and Existing Agreements”) and the investment guidelines then in force; and

(ii)	New Projects which will be entrusted by the Company to CLI for investment and management in accordance with the New Agreement.

The Company retains the title of the entrusted assets, and CLI is authorised to invest and manage such entrusted assets for and on behalf of the Company. The entrusted assets under the New Agreement include insurance asset management products, financial products, equity/real estate funds and public REITs products (which are conducted by way of strategic fund and restrict to the participation in strategic placement). The Investment and Management Services provided by CLI to the Company mainly include matters associated with the screening and selection of investment projects, due diligence on investment projects, decision-making on investments, negotiation and execution of investment-related agreements, closing of investment projects, product management, daily management of capital accounts, subsequent management of investment projects, and exit from investment projects, etc.

Service fees

In consideration of the Investment and Management Services provided by CLI to the Company under the New Agreement, the Company will pay fees (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) to CLI for the New Projects and the Existing Projects based on the type of assets involved in the relevant projects.

(a)	Investment management service fee

APPENDIX IV	LETTER FROM HALCYON CAPITAL

For the New Projects:

(1)

For insurance asset management products or financial products other than those established and issued by CLI or of which CLI has participated in the establishment and issuance, then the investment management service fee payable by the Company to CLI shall be calculated by multiplying the paid-in capital contribution of the Company in such products in which the Company’s interests have not been disposed of, by the fee rate of 0.08% per annum.

(2)

For equity/real estate funds (including funds applying strategic placement of public REITs as their investment strategy): The investment management service fee payable by the Company to CLI shall be calculated by multiplying the paid-in capital contribution of the Company in such funds in which the Company’s interests have not been disposed of, by the fee rate of 0.08% per annum.

For the Existing Projects, the investment management service fee payable by the Company to CLI shall be calculated based on the fee standard as set out in the agreements for the entrusted investment and management and the investment guidelines then in force when the investment was made to such projects.

(b)	Product management fee

For the New Projects:

If the New Projects involve investment in insurance asset management products or financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, then CLI shall charge the product management fee pursuant to the relevant product contracts, but shall not separately charge any investment management service fee. The product management fee rate shall be determined with reference to the fee rate charged by independent third parties for the issuance of products of a similar type and taking into account the market environment and the form of management. The parties agree that the product management fee rate payable by the Company in respect of any particular product shall not exceed 0.6% per annum, and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. If the subscription of the same product by any independent third party accounts for 20% or more of the total subscription amount, the Company will pay the product management fee to CLI at the same fee rate as that payable by such independent third party. The specific product management

APPENDIX IV	LETTER FROM HALCYON CAPITAL

fee rate and payment method will be specified in the product contracts to be entered into between the parties in relation to the subscription of the related products.

With respect to the Existing Projects for which CLI shall charge the product management fee pursuant to the relevant product contracts, the Company will continue to pay the product management fee based on the fee rate specified in the product contracts entered into by the Company at the time of its subscription of the products.

(c)	Real estate operation management service fee

General

The real estate operation management service fee refers to the fee incurred in connection with the Company’s entrustment to CLI for operation of the underlying properties under the Existing Projects for real estate investments.

Service fees

The real estate operation management service fee shall be calculated by multiplying the EBITDA (i.e. the sum of net profit, income taxes, depreciation of fixed assets, amortization of intangible assets, amortization of long-term deferred expenses and interest payments) derived from the relevant real estate projects in a given year by a fee rate ranging from 3% to 6%, and shall be paid by the Company to CLI on a quarterly basis. The specific standard for the fee rate will be determined by the parties after negotiation with reference to the market conditions, the stage of project operation and the expected performance of the assets, and will be set out in the investment guidelines provided by the Company to CLI.

(d)	Performance reward

With respect to the Existing Projects with non-fixed return, if the internal rate of return of the projects is, in principle, higher than the hurdle rate of 8%, the Company will, in addition to the payment of investment management service fee, pay CLI or its subsidiaries the performance-based bonus at the time of exit from the projects. The parties shall calculate the performance-based bonus at the rate of 15% in respect of such portion of profits representing an internal rate of return of more than 8% but less than 10% on the investment, and at the rate of 20% in respect of such portion of profits representing an internal rate of return of more than 10% on the investment.

APPENDIX IV	LETTER FROM HALCYON CAPITAL

In addition, the Company will pay CLI the floating management fee or deduct the floating management fee from the investment management service fee payable to CLI on an annual basis based on the result of the annual appraisal of the Company on the performance of CLI. The floating management fee shall range from -10% to +10% of the calculating base. The calculating base of the floating management fee shall be no more than 20% of the investment management service fee of the current period. The amount of the floating management fee, if negative, shall be deducted from the investment management service fee payable by the Company to CLI. The specific mechanism for determining the floating management fee is set out in the investment guidelines provided by the Company to CLI.

(ii)	Provision of Operating Services

Scope of services

Pursuant to the New Agreement, CLI will provide the Operating Services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management, including but not limited to assisting the Company with daily operations, such as the post-investment filing of relevant reports and statements, risk management, regulatory check, accounting management, solvency management, registration of property rights and filing of connected transactions.

Service fees

In consideration of the Operating Services provided by CLI to the Company under the New Agreement, the Company will pay the entrusted operating fee to CLI on a quarterly basis. The entrusted operating fee shall be calculated by multiplying the paid-in capital contribution of the Company in the equity/real estate funds invested by the Company at its own discretion and entrusted by it to CLI for operation and management, by the fee rate of 0.02% per annum.

Other provisions

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements and/or entrusted operation agreements entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company. CLI is required under the New Agreement to inform the Company in writing of any preferential treatments it offers to other principals within 5 working days after it offers such treatments.

APPENDIX IV	LETTER FROM HALCYON CAPITAL

Term

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the annual general meeting. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 July 2023 and remain in effect until 31 December 2024. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof. The Existing Agreement will be terminated and replaced by the New Agreement after the latter comes into effect.

Comparison of fee rates in the New Agreement with fee rates with independent third parties

As set out earlier in this section, the Company will pay CLI different types of service fees in relation to the Existing Projects and the New Projects.

As confirmed by the management of the Company, all the service fees in relation to the Existing Projects payable by the Company to CLI in the coming years will be determined based on terms of the Past and Existing Agreements, the then product contracts and the investment guidelines given by the Company in prior years. The Past and Existing Agreements were approved by the then independent shareholders of the Company at previous shareholders’ meetings in accordance with the requirements under the Listing Rules. As such, our analysis on the fee rates in this section mainly focus on those in relation to the Investment and Management Services for the New Projects and the Operating Services (which excluded real estate operation management service fee and performance reward, other than the floating management fee, as the New Projects do not fall under the scope of these fees based on the New Agreement).

Investment and Management Services for the New Projects

Investment management service fee

Non-CLI issued or of which CLI has participated in the establishment and issuance insurance asset management products and finance products

For the purpose of assessing the reasonableness of the investment management service fee for non-CLI issued or of which CLI has participated in the establishment and issuance insurance asset management products and finance products of 0.08% per annum, we have obtained and reviewed the announcement dated September 2022 (the “September 2022 Announcement”) of PICC Property and Casualty Company Limited. According to the September 2022 Announcement, the relevant insurance companies have entered into entrusted asset management agreements with their connected persons. The base management fee rate is determined based on the asset classes specified in the agreements, and the annual entrusted management fee rate for purchasing insurance asset management products issued by third parties was 0.08%. We noted that, under the

APPENDIX IV	LETTER FROM HALCYON CAPITAL

New Agreement, the product management fee of insurance asset management products and financial products is 0.08% per annum, which is reasonable as compared to the above rate.

Equity/real estate fund (including the funds applying strategic placement of public REITs as their investment strategy)

For the purpose of assessing the reasonableness of the investment management service fee for equity/real estate fund (including the funds applying strategic placement of public REITs as their investment strategy) of 0.08% per annum, we have obtained and reviewed the September 2022 Announcement. According to the September 2022 Announcement, the relevant insurance companies have entered into entrusted asset management agreements with their connected persons, and the annual entrusted management fee rate for purchasing private equity funds issued by third parties was 0.12%. We noted that, under the New Agreement, the investment management service fee of equity/real estate funds is 0.08% per annum, which is reasonable as compared to the above rate.

Based on our desktop search to identify comparable transactions in 2022 regarding the provision of investment management service by an asset management company to an insurance company in the PRC on third party fund products, the September 2022 Announcement represented the only sample that we are able to identify based on our desktop search. Taking into account that (i) PICC Property and Casualty Company Limited is a member of a Chinese insurance group ranking among the Fortune 500 in 2021 established in the PRC and listed on the Hong Kong Stock Exchange, and therefore, a sizeable insurance company; and (ii) all insurance companies in the PRC are required to comply with the laws regulating affiliated transactions issued by China Banking and Insurance Regulatory Commission from time to time, and pursuant to which a banking or insurance institution shall not conduct tunneling or regulatory arbitrage through affiliated transactions, and shall take effective measures to prevent affiliates from taking advantage of their special status to infringe upon the interests of the banking or insurance institution through affiliated transactions, we consider that such sample transaction reviewed is representative and sufficient for assessing the fairness and reasonableness of the investment management service fee.

Product management fee

For the purpose of assessing the reasonableness of the product management fee limit of 0.6% for insurance asset management products and finance product, management of the Company has provided us with an exhaustive list of contracts for insurance asset management products and finance product made by the Company with CLI during 1 January 2022 to 31 December 2022. We noted that currently the highest product management fees charged by CLI to the Company is 0.5%. We have further discussed with the management of the Company and obtained and reviewed relevant agreement and the pricing basis related to three investment products (a debt investment product, an equity investment product and a collective fund trust scheme) made by the

APPENDIX IV	LETTER FROM HALCYON CAPITAL

Company with CLI during the period from 1 January 2022 to 31 December 2022. We noted that the product management fee rate of the relevant investment product is consistent with the fee rate as stated in the list provided by the Company. Meanwhile, as advised by the management of the Company, the pricing basis of each product has to be documented and stored in their internal system, and the pricing basis provided to us was directly extracted from the system.

According to the New Agreement, the product management fee shall be reasonably priced based on the market fairness principle. The product management fee rate for each transaction shall be determined by reference to the management fee rate of similar products issued by third-party institutions in the market, confirmed by the parties after taking into account the market environment and management methods and agreed in the specific contract entered into. However, the abovementioned management fee rate of the entrusted product shall not exceed a maximum of 0.6% per annum (inclusive) and shall not be inferior to the best rate negotiated by any other subscriber for such transaction. If 20% or more of the shares of such products are subscribed by a third party in the market, the Company will pay the product management fee at the same rate as that of the third party.

We noted from the pricing basis of the products selected that the product management fee rate was determined with reference to the management fee rate of similar products in the market. We have conducted further researches on the fee rates charged on debt investment products and equity investment products with primary focus on (i) services provided by other asset management companies to other insurance companies in the PRC; and (ii) the relevant announcement is made by the relevant insurance companies in the PRC in 2022 to assess the reasonableness for fees charged based on desktop searches. Based on the search result, we noted that there are numerous results that meet our search criteria, and we randomly obtained and reviewed three transactions based on the search result. Taking into account that all insurance companies in the PRC are required to comply with the laws regulating affiliated transactions issued by China Banking and Insurance Regulatory Commission from time to time, and pursuant to which a banking or insurance institution shall not conduct tunneling or regulatory arbitrage through affiliated transactions, and shall take effective measures to prevent affiliates from taking advantage of their special status to infringe upon the interests of the banking or insurance institution through affiliated transactions, we consider that a sample size of three is sufficient for the purpose of our analysis. Based on the samples selected, we noted that the fee rates charged by the relevant asset management companies to insurance companies in the PRC on debt investment products ranged from 0.085% to 0.3% and an equity investment products ranged from 0.5% to

APPENDIX IV	LETTER FROM HALCYON CAPITAL

2%, and the product management fee rates charged by CLI on the debt investment product and equity investment product selected by us fall into the relevant range. We further set out below the transactions reviewed by us:

Date of announcement/

transaction	Product subscribed by	Fee rate

Debt investment product
26 December 2022	Bohai Life Insurance Co., Ltd.# (渤海人壽保險股份有限公司)	0.3%
22 February 2022	Sun Life Everbright Life Insurance Co., Ltd. # (光大永明人壽保險有限公	0.3%
	司)

12 January 2022	New China Life Insurance Co., Ltd. # (新華人壽保險股份有限公司)	0.085%

Equity investment product
4 January 2022	Trust Mutual Life Insurance Company# (信美人壽相互保險社)	2%
9 August 2022	BOCOM Life Insurance Co., Ltd. # (交銀人壽保險有限公司)	1%
10 February 2022 (Note)	Zhejiang Provincial New Energy Investment Group Co., Ltd. # (浙江省新能 源投資集團股份有限公司)	0.5%

Note: The relevant transaction did not involve an insurance company. We further reviewed an additional transaction and noted the following:

Date of announcement/

transaction	Product subscribed by	Fee rate

9 December 2022	Ping An Life Insurance Co., Ltd. # (中國平安人壽保險股份有限公司)	1%

Although the reviewed transactions are not exhaustive, taking into account that (i) most of the transactions reviewed involved a life insurance company in the PRC subscribing a debt investment product or equity investment product of an asset management company; (ii) all insurance companies in the PRC are required to comply with the laws regulating affiliated transactions issued by China Banking and Insurance Regulatory Commission from time to time, and pursuant to which a banking or insurance institution shall not conduct tunneling or regulatory arbitrage through affiliated transactions, and shall take effective measures to prevent affiliates from taking advantage of their special status to infringe upon the interests of the banking or insurance institution through affiliated transactions; and (iii) transactions reviewed involved different life insurance companies, we consider that the transactions reviewed are representative for assessing the fairness and reasonableness of the relevant fees.

On the other hand, for the collective fund trust scheme, we have obtained and reviewed the relevant investment advisory agreement entered into between the relevant trust company and CLI, such trust company was entering into the investment advisory agreement on behalf of the beneficial owners of the scheme and therefore effectively, the fee rate charged to beneficial owner, including the Company and other independent third parties, is the same.

APPENDIX IV	LETTER FROM HALCYON CAPITAL

Further, as advised by the management of the Company, the fee rate limit of 0.6% under the New Agreement is to cater for the potential changes in the market environment, and the final product management fee rate shall be determined with reference to, among others, the fee rate charged by independent third parties for products of a similar type.

The Company has also implemented internal procedures to ensure that the actual product management fee payable by the Company in respect of any particular product shall be fair and reasonable and on normal commercial terms, and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product, as detailed in section below headed “5. Internal Control Procedures”.

Performance reward – floating management fee

For the purpose of assessing the reasonableness of the floating management fee to be added or deducted from the investment management service fee payable to CLI on an annual basis based on the result of the annual appraisal of the Company on the performance of CLI, we have obtained and reviewed the annual appraisals of the Company on the performance of CLI for 2020 and 2021. We noted that (i) the appraisal was performed by the Company based on the performance of CLI, and therefore the appraisal is not expected to be against the interest of the Company; (ii) the appraisal covered various areas including, but not limited to, scale of investment, rate of investment return and management effectiveness; and (iii) investment management service fee was deducted as a result of the Company’s appraisal on CLI for each of 2020 and 2021. On the other hand, we also noted from the September 2022 Announcement that there is also an adjustment mechanism on the entrusted management fee and the upper limits of performance rewards and penalties shall not exceed 10% of the accumulated entrusted management fee of the investment. Given the maximum floating management fee is 2% of the investment management service fee of a particular period (being 10% x 20%), we consider that the investment management service fee for the New Projects is still reasonable as compared to the entrusted management fee as stated in the September 2022 Announcement. Based on the aforesaid, we consider that the floating management fee clause, together with the annual appraisal of CLI, in fact serves as an overall monitoring mechanism of the Company on the performances of CLI in different areas, which is in the interests of the Company and its shareholders as a whole. Such evaluation is also included as part of the internal control procedures of the Company as detailed in section below headed “5. Internal Control Procedures”.

Operating Services

For the purpose of assessing the reasonableness of the entrusted operating fee, being 0.02% per annum, we have discussed with the management of the Company the determination basis, which is referenced to the fee charged by CLI under the Existing Agreement, and such fee was determined with reference to the fee quotations obtained in March 2021 for similar scope of services from an international accounting firm,

APPENDIX IV	LETTER FROM HALCYON CAPITAL

which is an independent third-party service provider. We understand that the Company did not engage independent third parties to provide comparable Operating Services in the past, and we have been provided with the abovementioned fee quotation, in which the service provider indicates that for a fund size of RMB10 billion, they will charge an annual fee rate of 0.02%, same as the proposed rate to be charged by CLI. We further noted that the entrusted operating fee under the Existing Agreement is also 0.02% per annum. Furthermore, we have discussed with the management of the Company regarding the Operating Services, and noted that the Operating Services included, among other things, reporting, risk management, compliance management, account management, solvency management, property rights registration and related party transaction submission, and, therefore, may involve the work of expertise like accountants. Taking into account the aforesaid and the fact that fee quotation has been obtained from an international accounting firm, we have further checked the average annual wage of employed persons in urban units, financial intermediation based on the latest available data published by the National Bureau of Statistics of China. We noted that the average wage of financial intermediation employees experienced an increasing trend in recent years, and the compound annual growth rate of which was approximately 5.1% during 2018 to 2021. As a result, we consider that the position of the Company shall not be prejudiced if the entrusted operating fee under the New Agreement is also determined with reference to the quotation obtained in early 2021.

5.	Internal Control Procedures

As set out in the letter from the Board, the Company has adopted the following internal control procedures to ensure the individual transactions will be conducted in accordance with the terms of the New Agreement, on normal commercial terms and in accordance with the pricing policies:

(a)

CLI will submit a list of projects under its management and operation to the investment management centre of the Company on a quarterly basis, setting out the details of each investment, such as the nature of the underlying assets, the applicable fee rate of each project and its calculation basis, as well as its financial information and performance. The investment management centre will review the list of projects provided by CLI to ensure the fee rates adopted by CLI conform to the fee standards specified in the New Agreement and the investment guidelines provided by the Company to CLI;

(b)

The investment management centre, together with the finance department and the internal control and legal departments, will conduct an examination and appraisal every year with respect to the investment of entrusted assets as well as the Investment and Management Services and the Operating Services provided by CLI. Such departments of the Company will assess the compliance of CLI with the investment restrictions and conditions imposed by the Company, and evaluate the performance of the investments with reference to the pre-set investment return target, following which the Company will confirm or adjust the performance reward to CLI in accordance with the New Agreement and the investment guidelines;

APPENDIX IV	LETTER FROM HALCYON CAPITAL

(c)

Pursuant to the New Agreement, the Company has the right to access all information in relation to the investments made by CLI for and on behalf of the Company, and copies of financial statements, account books, transaction records, agreements and documents with respect to such investments anytime;

(d)

Pursuant to the New Agreement, if CLI offers any preferential treatments to other parties under its entrusted investment and management agreements and/or entrusted operation agreements with such other parties, CLI is required to inform the Company in writing and offer the same treatments to the Company; and

(e)

The Company maintains regular contacts with other investment managers, and also purchase financial products issued by independent third parties from time to time, through which the Company is able to keep abreast of the latest market prices for managing various types of financial products. Furthermore, the financial products issued by CLI are not exclusively for the subscription by the Company and other subsidiaries of CLIC, but also to investors who are independent third parties. Pursuant to the New Agreement, the product management fee rate payable by the Company in respect of any particular product shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product, which ensures that the terms offered by CLI are in line with market standards.

We have reviewed the relevant internal control policies relating to the Continuing Connected Transactions, and have been advised by the management of the Company that they have been, and will continue to be followed. In addition, under the New Agreement, the product management fee rate payable by the Company to CLI shall not be less favorable than the best rate negotiated by any other subscriber in respect of the transaction.

We noted from the annual reports of the Company for the year ended 31 December 2020, 2021 and 2022 that the then auditors and the then independent non-executive directors of the Company have reviewed the Group’s continuing connected transactions and confirmed that, among other things, the relevant transactions carried out in the years ended 31 December 2020, 2021 and 2022 were carried out in accordance with the terms of the relevant entrusted investment and management agreement for alternative investments with insurance funds. Moreover, we have obtained and reviewed the report from the then auditors of the Company confirming that, among other things, nothing has come into the attention of the then auditors of the Company that caused them to believe that the relevant continuing connected transactions carried out in the years ended 31 December 2020, 2021 and 2022 were not, in all material aspects, in accordance with the pricing policies of the Company.

In these circumstances, we concur with the Company that the methods and procedures adopted above can ensure the transactions under the New Agreement will be conducted on normal commercial terms and not prejudicial to the interests of the Company and its minority shareholders. In addition, the Independent Non-executive Directors and auditors of the Company will review the Continuing Connected Transactions each year, details of which are set out in the section below headed “7. Reporting requirements and conditions of the Continuing Connected Transactions”.

APPENDIX IV	LETTER FROM HALCYON CAPITAL

6.	The Annual Caps

(a)	Review of historical figures

Set out below are the historical transaction amounts of (i) the contractual amount of assets newly entrusted by the Company to CLI for investment and management (the “Entrusted Amount”) and (ii) the fees for the Investment and Management Services and entrusted operation fee in relation to the Operating Services paid by the Company to CLI (the “Fee Paid”), as well as the related annual caps under the Existing Agreement for the four years ended 31 December 2022:

	For the year ended 31 December
	2019	2020	2021	2022
	(RMB million)	(RMB million)	(RMB million)	(RMB million)

Entrusted Amount	13,110	58,385	23,327	60,577
Annual cap	200,000	200,000	200,000	65,000
Utilisation rate	6.6%	29.2%	11.7%	93.2%
Fee Paid (Note)	653	651	588	637
Annual cap	1,391	1,982	2,266	2,000
Utilisation rate	46.9%	32.8%	25.9%	31.9%

Note:

The cap fees and historical amounts for the three years ended 31 December 2021 refer to the fees for the Investment and Management Services (including the investment management service fee, floating management fee, performance-based bonus for projects with non-fixed return and real estate operation management service fee); the cap fees and historical amounts for the year ended 31 December 2022 refer to the fees for the Investment and Management Services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward (including floating management fee and performance-based bonus for projects with non-fixed return)) and the entrusted operation fee in relation to the Operating Services.

We note that utilisation rate of the annual caps of the Entrusted Amount during the periods under review were approximately 6.6%, 29.2%, 11.7% and 93.2% for the year 2019, 2020, 2021 and 2022, respectively. The utilisation rates of the annual caps of the Fee Paid were approximately 46.9%, 32.8%, 25.9% and 31.9% during the corresponding period. As advised by the management of the Company, the overall utilisation rates in 2020 and 2021 were considered low (all below 30%), principally due to the unexpected outbreak of COVID- 19 pandemic since early 2020, with one or more clusters of outbreak across China in 2021, thereby negatively affecting CLI’s investment processes for new projects under consideration. The above, coupled with the decline in rates of return for the fixed and non-fixed return projects, resulted in a lower-than-expected Fee Payable during the periods under review. Nevertheless, the Company has reduced the annual cap for both the Entrusted Amount and Fee

APPENDIX IV	LETTER FROM HALCYON CAPITAL

Paid for year 2022 onwards, and therefore recorded a relatively higher utilization rate. As advised by the management of the Company, the relatively higher utilization rate for year 2022 was principally attributable to such factors as the waning COVID-19 pandemic and the support of macro policies for economic development. However, subject to adverse external circumstances, the pace and arrangement for the exit of the Company’s inventory projects were delayed, and therefore the management fee from the expected excess earnings was not realized, the utilization rate of fees paid for 2022 was not high.

Notwithstanding the above, we are advised by the management of the Company that China economy is expected to continue its recovery from COVID-19 pandemic in near future, and CLI is in the process of restarting and accelerating its investment processes for new projects in 2023.

(b)	Assessment of the Annual Caps

Annual Caps on the Contractual Amount

The annual caps on the contractual amount of assets to be newly entrusted by the Company to CLI for investment and management (“Annual Caps on the Contractual Amount”) for the three years ending 31 December 2025 is RMB120,000 million (or its equivalent in foreign currency), RMB140,000 million (or its equivalent in foreign currency) and RMB150,000 million (or its equivalent in foreign currency), respectively.

In order to assess the reasonableness of the Annual Caps on the Contractual Amount, we have discussed with the management of the Company the bases and assumptions underlying the projections, which have been determined with reference to (i) the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 31 December 2022 (the “Existing Portfolio”); (ii) the investment plans provided by CLI for years 2023 to 2025 (the “Existing Investment Plan(s)”); (iii) the expected increase in investment amount and demands for product allocation of the Company during the term of the New Agreement; and (iv) the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company.

We have discussed with the management of the Company and reviewed the preparation basis for the Existing Portfolio and the Existing Investment Plans. In terms of future investments, the Existing Investment Plans set out over 80 pipeline projects, expected to be invested by CLI for and on behalf of the Company with an aggregate investment amount over RMB300 billion. We have discussed with the management of the Company and CLI the pipeline projects, and have reviewed relevant documentations, including project description, expected investment amount and investment horizon, relating to the selected projects from the list of projects in the Existing Investment Plans. We understand from the management of the Company that the projects may fall within the scope of the Entrusted Assets in the upcoming three years, and therefore there is a need to increase the Annual Caps on the Contractual

APPENDIX IV	LETTER FROM HALCYON CAPITAL

Amount. In addition to the Existing Investment Plans, CLI will continue to seek other projects that satisfy the Company’s assets allocation requirements and investment criteria.

Annual Caps on the Fees

The annual cap on the fees for the Investment and Management Services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the Operating Services related entrusted operation fee (the “Annual Caps on the Fees”) for the three years ending 31 December 2025 is RMB1,500 million (or its equivalent in foreign currency), RMB1,800 million (or its equivalent in foreign currency) and RMB2,200 million (or its equivalent in foreign currency), respectively.

In order to assess the reasonableness of the Annual Caps on the Fees, we have discussed with the management of the Company and reviewed the investments made in prior years and to be made in the upcoming years, and the relevant fee rates. The Annual Caps on the Fees has been determined by the Company with reference to (i) the size of the Existing Portfolio as at 31 December 2022 and the expected investments to be made in the coming three years, (ii) the applicable fee rates stipulated under the New Agreement, (iii) the exit plans for certain Existing Projects, and (iv) the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company.

We have reviewed and discussed with the management of the Company the calculation of the Annual Caps on the Fees for each of the year ending 31 December 2023, 2024 and 2025, which is determined mainly with reference to capital contributions expected to be made (please refer to the sub-section above headed “Entrusted Amount” for details of such annual cap set) and fee rates under the New Agreement. We have reviewed the calculation of the Annual Caps on the Fees, and note that the expected management fee rate used for estimating the Annual Caps on the Fees for each of the year ending 31 December 2023, 2024 and 2025 is similar to the average management fee rates in the past. We note that the Group had Existing Portfolio of more than RMB418.3 billion. As confirmed by the management of the Company, as at 31 December 2022, save for projects representing approximately 4.4% of the investments in the Existing Portfolio, neither CLI nor the Company has an active plan to exit from any of the current investments in the Existing Portfolio, and, without exiting from these projects, CLI and the Company will continue to maintain the investments in the Existing Portfolio in coming three years. In addition, the Company has taken into account the performance-based bonus that may be payable as a result of the potential exit of three investments in the Existing Portfolio. In this respect, we have further discussed with the Company to obtain the understanding on the latest status and proposed timeline of the exit. We have reviewed and discussed with the management of the Company the calculation of the performance-based bonus, which followed the terms of the Past and Existing Agreements and the investment guidelines given by the Company in prior years. The relevant management fee rates under the New Agreement,

APPENDIX IV	LETTER FROM HALCYON CAPITAL

as stated in the section above headed “3. Principal terms of the New Agreement”, will be determined with reference to market standards and industry practices, taking into account the price of similar transactions with independent third parties.

Meanwhile, it is stated in the Letter from the Board that the Annual Caps on the Fees for the year ending 31 December 2023 decreased from RMB2 billion under the Existing Agreement to RMB1.5 billion under the New Agreement, which is mainly due to the historical low utilization rate of the Annual Caps on the Fees, and the volatility of equity market in recent years which may affect the performance reward payable to CLI. The historical amounts of the fees for the Investment and Management Services and the entrusted operation fee for the Operating Services paid by the Company to CLI are relatively low, representing an average utilization rate of approximately 30% of the Annual Caps on the Fees for the three years ended 31 December 2022. Even for the year ended 31 December 2022 when over 93% of the annual caps of the Entrusted Amount has been utilized, the utilization rate of the Annual Caps on the Fees was only 31.9%. Further, as disclosed under the section headed “Principal Terms of the New Agreement – Provision of Investment and Management Services – Service Fees” in the Letter from the Board, the Company will pay the performance reward to CLI, including the floating management fee on an annual basis and the performance-based bonus at the time of exit from the investment projects, which will be determined based on the performance of the investments with reference to the pre-set investment return target. Due to the volatility of equity market in recent years, the time of exit from the investment projects may be delayed and the investment returns on the investment projects may be reduced as a result of the impact of external environment, which may affect the performance reward payable to CLI.

Further, as stated in the letter from the Board, the Annual Cap on the Contractual Amount, as well as the Annual Cap on the Fees for the year ending 31 December 2023 under the Existing Agreement will be revised by the relevant annual caps under the New Agreement after the New Agreement comes into effect. The Company and CLI will ensure that the actual amounts of their transactions in 2023 will not exceed the relevant annual caps specified under the Existing Agreement prior to the effective date of the New Agreement.

(c)	Our view on the Annual Caps

We believe that it is in the interests of the Company and its shareholders as a whole to determine the Annual Caps in a way that can accommodate the potential growth of the Group’s business and takes into account the Group’s future investment requirements against the backdrop of the future development of China insurance industry. Furthermore, due to the economic resilience after the pandemic in China and an increase in the types of products that can be entrusted to CLI under the new policies, the Company expects an increase in entrusted investments with CLI.

APPENDIX IV	LETTER FROM HALCYON CAPITAL

Provided that the Continuing Connected Transactions are subject to annual review by the Independent Non-executive Directors and auditors of the Company (as discussed below), as required under the Listing Rules, the Company would have the desirable flexibility in entrusting CLI to make investments on the Company’s behalf for future returns if the Annual Caps are tailored to future business growth. CLI is principally engaged in the investment and asset management business, with a focus on the alternative investment market. As at 31 December 2022, CLI had invested in a total of 175 projects for and on behalf of the Company, including 31 and 18 projects newly invested in 2022 and 2021, respectively. According to the management of the Company, CLI has continued to enhance its investment capability in anticipation of the growth in demand for investment and asset management requirements from the Company. We note that according to the Asset Management Association of China (AMAC)1, the overall stock of asset management business in China increased from 119,623 products amounted to approximately RMB52.2552 trillion in the fourth quarter of 2019 to 185,911 products amounted approximately RMB68.3394 trillion in the third quarter of 2022. In the third quarter of 2022, the number of private equity products reached 139,523 amounted approximately RMB19.9850 trillion, a significant increase from 81,710 products amounted approximately RMB14.0830 trillion in the fourth quarter of 2019, showing the rapid development of alternative asset investment products in China over the past few years.

We have reviewed an article titled “Historical Review and Prospect of Insurance Funds Utilization (保險資金運用的歷史回顧與展望)”2 published by the China Banking and Insurance News on 17 June 2022, which relates to the discussion of and the prospect on the historical stage and current stage of progress and the future trend of insurance funds utilisation (“Insurance Funds Utilisation Article”). According to the Insurance Funds Utilisation Article, the asset allocations in the investment structure has become more balanced than the early stage of insurance capital utilisation, while there is still rooms for optimisation. As of the end of October 2021, in terms of the structure of insurance capital application, bank deposits accounted for 11.5%, bonds accounted for 39.1%, stocks and securities investment funds accounted for 12.3%, and alternative investments accounted for 37.2%. Furthermore, insurance funds are an important provider of construction funds for national infrastructures and other areas. As of June 2017, insurance funds had invested over RMB4 trillion in the real economy through various means. By the end of 2020, the financing support provided to the real economy already exceeded RMB16 trillion, and direct investment in manufacturing, energy, technology and related infrastructure sectors reached RMB4 trillion. This indicates that insurance funds play a rising role in serving the development of the country’s advanced manufacturing and strategic emerging industries. The trend is expected to continue in the future under the encouragement and benign guidance of the regulators.

We have reviewed an article titled “Distinguishing Regulation and Broadening Investment (區分監管 拓寬投資)”3 published by the China Banking and Insurance News on 27 June 2022 regarding the relevant analysis of the “Circular on Investment of Insurance Funds in Relevant Financial Products (《關於保險資金投資有關金融產品的通知》)” (the

[1]	https://www.amac.org.cn/researchstatistics/datastatistics/comprehensive/

[2]	http://www.cbimc.cn/content/2022-06/17/content_463092.html

[3]	http://www.cbimc.cn/content/2022-06/27/content_463594.html

APPENDIX IV	LETTER FROM HALCYON CAPITAL

“Circular on Investment in Financial Products”) and the “Administrative Measures on Entrusted Investment of Insurance Funds (《關於保險資金投資有關金融產品的通知》)” (the “New Regulations on Entrusted Investment”) issued by CBIRC (“New Regulations-Related Article”). The New Regulations-Related Article points out that the New Regulations on Entrusted Investment and the Circular on Investment in Financial Products further clarify the entrusted relationship and fiduciary relationship involved in the use of insurance funds from a regulation point of view. The introduction of the new regulations on investment of insurance funds signifies that CBIRC is continuing to improve the regulatory system, ramp up the market-oriented reform of insurance fund investment, and guide insurance funds to give full play to their long-term investment advantages, and serve the high-quality economic development. In addition, as stated in the New Regulations-Related Article, one of the highlights the New Regulations on Entrusted Investment and Circular on Investment in Financial Products is that the scope is broadened for both the financial products that insurance funds can invest and scope of entrusted investment of insurance fund, on top of the existing legal provisions. The New Regulations on Entrusted Investment pinpoint that “the scope of application of insurance funds shall be limited to those prescribed by the CBIRC, except for direct equity investment and investment real estate held in the form of property rights and equity”. According to the regulations, indirect equity investment and investment in real estate financial products are not excluded from the scope of entrusted investment of insurance fund.

At the same time, the scope of financial products that insurance funds can invest has been further broadened. According to the Circular on Investment in Financial Products, the financial products issued by non-insurance financial institutions include six types of wealth management products, pooled fund trusts, debt-to-equity investment plans, credit asset-backed securities, special asset-backed plans and single asset management plans. Compared with the previous regulations, pursuant to the Circular on Investment in Financial Products, financial products that insurance funds can invest in further include financial products of wealth management companies, single asset management plans, debt-to-equity investment plans and other financial products outside the insurance industry. The Circular on Investment in Financial Products also uplifted the external credit rating requirements for insurance funds to invest in credit asset-backed securities, special asset-backed plans and other products, expands the scope of investment and further optimizes the allocation structure of insurance assets.

On the other hand, we also noted that the adverse impact brought by COVID-19 pandemic on the PRC economy had gradually reduced. In December 2022, the National Health Commission of the People’s Republic of China announced that it would downgrade the management of COVID-19 from Class A to Class B and adjust prevention and control measures correspondingly. We note that since December 2022, the pandemic containment measures in China have gradually eased, which will reduce the negative impact of the pandemic prevention policy on economic activities.

Moreover, in addition to the above market and policy developments, we note that the Continuing Connected Transactions relate to financial investments are subject to market forces. Given that the actual fees payable in the future pursuant to the New Agreement and the relevant investment guidelines are partly a function of how CLI’s investments perform in the market, we consider that this uncertainty needs to be taken into account when evaluating the

APPENDIX IV	LETTER FROM HALCYON CAPITAL

Annual Caps, like the estimated performance fees has to be taken into account as it is necessary to consider the possibility of project exit when there is a good opportunity. On this basis, in assessing the reasonableness of the Annual Caps, we have discussed with the management of the Company the factors taken into account as stated earlier in this section, and we consider it reasonable for the Company to take into account the above factors in determining the Annual Caps.

7.	Reporting requirements and conditions of the Continuing Connected Transactions

Pursuant to Rules 14A.55 to 14A.59 of the Listing Rules, the Continuing Connected Transactions are subject to the following annual review requirements:

(a)

the Independent Non-executive Directors must review the Continuing Connected Transactions and confirm in the annual report and accounts that the Continuing Connected Transactions have been entered into:

(i)	in the ordinary and usual course of business of the Group;

(ii)	on normal commercial terms or better; and

(iii)	according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole;

(b)

the Company must engage its auditors to report on the Continuing Connected Transactions every year. The Company’s auditors must provide a letter to the Board (with a copy to be provided to the Hong Kong Stock Exchange at least ten business days before the bulk printing of the Company’s annual report) confirming whether anything has come to their attention that causes them to believe that the Continuing Connected Transactions:

(i)	have not been approved by the Board;

(ii)	were not, in all material respects, in accordance with the pricing policies of the Group if the Continuing Connected Transactions involve the provision of goods or services by the Group;

(iii)	were not entered into, in all material respects, in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(iv)	have exceeded the Annual Caps;

(c)

the Company must allow, and ensure that the counterparties to the Continuing Connected Transactions allow, the Company’s auditors sufficient access to their records for the purpose of the reporting on the Continuing Connected Transactions as set out in paragraph (b); and

APPENDIX IV	LETTER FROM HALCYON CAPITAL

(d)

the Company must promptly notify the Hong Kong Stock Exchange and publish an announcement if the Independent Non-executive Directors and/or auditors of the Company cannot confirm the matters as required.

In light of the reporting requirements attached to the Continuing Connected Transactions, in particular, (i) the restriction of the value of the Continuing Connected Transactions by way of the Annual Caps; and (ii) the ongoing review by the Independent Non-executive Directors and auditors of the Company of the terms of the New Agreement and the Annual Caps not being exceeded, we are of the view that appropriate measures will be in place to monitor the conduct of the transactions and assist to safeguard the interests of the Independent Shareholders.

OPINION AND RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider that the Continuing Connected Transactions are in the ordinary and usual course of business of the Group, on normal commercial terms, and in the interests of the Company and its shareholders as a whole. We also consider that the Continuing Connected Transactions (including the Annual Caps) are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, that the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM to approve the transactions under the New Agreement.

Yours faithfully, for and on behalf of HALCYON CAPITAL LIMITED

Terry Chu	Barton Lai
Managing Director	Director

#	For identification purpose only

Mr. Terry Chu is a person licensed under the SFO to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and regarded as a responsible officer of Halcyon Capital Limited and has over 23 years of experience in corporate finance industry.

Mr. Barton Lai is a person licensed under the SFO to carry out type 6 (advising on corporate finance) regulated activities under the SFO and regarded as a responsible officer of Halcyon Capital Limited and has over 14 years of experience in corporate finance industry.

APPENDIX V	GENERAL INFORMATION

1.	RESPONSIBILITY OF THE DIRECTORS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive of the Company or their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules.

3.	EMPLOYMENT OF DIRECTORS AND SUPERVISORS WITH SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, Mr. Bai Tao, Mr. Zhao Peng, Mr. Li Mingguang and Mr. Wang Junhui, all being Directors, and Mr. Niu Kailong, a Supervisor, are directors or employees of CLIC, which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2022 (the date to which the latest published audited accounts of the Company were made up).

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which is not terminable within one year without payment of compensation (other than statutory compensation).

6.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their close associates had interests in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would fall to be disclosed under the Hong Kong Listing Rules.

APPENDIX V	GENERAL INFORMATION

7.	OTHER ARRANGEMENTS INVOLVING DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date:

(a)

none of the Directors or Supervisors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group; and

(b)

none of the Directors or Supervisors had any direct or indirect interest in any assets which had been since 31 December 2022 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by, (ii) leased to, (iii) are proposed to be acquired or disposed of by, or (iv) are proposed to be leased to, any member of the Group.

8.	EXPERT AND CONSENT

The following is the qualification of the expert who has given opinions or advice, which are contained or referred to in this circular:

Name	Qualification

Halcyon Capital	a corporation licensed to carry out business in Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Halcyon Capital:

(a)

has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter dated 24 May 2023 and references to its name, in the form and context in which it appears;

(b)

did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(c)

did not have any direct or indirect interest in any assets which had been since 31 December 2022 (the date to which the latest published audited accounts of the Company were made up), acquired, disposed of by, or leased to any member of the Group or were proposed to be acquired or disposed of by, or leased to any member of the Group.

9.	DOCUMENTS ON DISPLAY

A copy of the New Agreement will be published on the HKExnews website of Hong Kong Exchanges and Clearing Limited (https://www.hkexnews.hk) and the website of the Company (https://www.e-chinalife.com) from the date of this circular up to and including the date of the AGM.

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS

OF THE COMPANY FOR THE YEAR 2022

In 2022, China Life Insurance Company Limited (hereinafter referred to as the “Company”) seriously and continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations as a listed company under the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to connected transactions and the management thereof. Pursuant to the requirement under Article 55 of the Measures for the Administration of Connected Transactions of Banking and Insurance Institutions (CBIRC Order [2022] No. 1, hereinafter referred to as the “Order No. 1”), which stipulates that “the board of directors of a banking and insurance institution shall prepare and submit a special report on the overall status of connected transactions to the (general) meeting of shareholders every year, and submit the same to the China Banking and Insurance Regulatory Commission and the local office thereof”, the overall status of connected transactions of the Company for the year is hereby reported as follows:

I.	BASIC STATUS OF CONNECTED TRANSACTIONS

(I)	Implementation of Connected Transactions for the Year

In 2022, the Company carefully applied the laws and regulations on connected transactions, strengthened and standardized the management of connected transactions, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of the Company’s connected transactions remained normal, which effectively safeguarded the legitimate rights and interests of the Company and investors.

The implementation of connected transactions of the Company for the year 2022 is shown in the table below (unit: RMB100 million)

Type	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Application of funds	216.3199	485.3367	135.2157	206.4147	1,043.2870
Insurance business and others	7.2826	5.1438	5.3805	5.4793	23.2862
Transfer of interest	0	0	0.0003	61.7088	61.7091
Services	10.6196	13.8840	11.9025	13.6438	50.0499

(II)	Major Connected Transactions Entered into, Renewed or Amended During the Year

1.

On 31 March 2022, the Company and China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “CLP&C”) entered into the Capital Injection Contract of China Life Property and Casualty Insurance Company Limited. The Company made capital injection of RMB3.6 billion to the registered capital of

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

CLP&C by the subscription of 3.6 billion shares of CLP&C at RMB1.00 per share. The Company continued to hold 40% equity interest in CLP&C, with its shareholding percentage remaining unchanged.

2.

On 25 December 2022, the Company and CL Hotel Investors, L.P., an overseas special purpose vehicle wholly owned by the Company, entered into the Agreement for Recognition of Debtor-and-Creditor Relationship. The Company repaid foreign loans totaling US$881 million on behalf of CL Hotel Investors, L.P. and thus became a creditor of CL Hotel Investors, L.P..

3.

On 30 December 2022, the Company and China Life AMP Asset Management Co., Ltd. (hereinafter referred to as “AMP”) renewed the Framework Agreement in relation to Daily Transactions on Subscription and Redemption of Funds Products and Private Asset Management. Under the framework agreement, the management fee generated from the investment in public funds for three years is up to RMB420 million, whereas the total amount of management fee payable for the private asset management for three years is up to RMB2,100 million. Therefore, the total amount of connected transactions between the Company and AMP during the term of the framework agreement is no more than RMB2,520 million. The framework agreement has a term from 1 January 2023 to 31 December 2025.

4.

On 30 December 2022, the Company and CLP&C entered into the Agreement for Package Transactions in relation to the Entrustment of CLP&C as an Agent to Sell Insurance Products, pursuant to which the Company and CLP&C will continue to conduct daily business transactions, with a term from 1 January 2023 to 31 December 2024. The annual caps of connected transactions for 2023 and 2024 are RMB5 million and RMB10 million, respectively.

5.

On 31 December 2022, the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”) entered into the Cooperation Agreement for Concurrent Insurance Agency Business (Unified Transaction Agreement). During the term of the agreement, the annual caps in respect of the commission expenses to be paid by the Company to CGB annually are RMB360 million, RMB410 million and RMB450 million, respectively. The agreement has a term of three years from 1 January 2023 to 31 December 2025.

6.

On 30 December 2022, the Company signed an agreement for the investment in Xindian No. 1 Equity Investment Plan. The equity investment plan was established by China Life Investment Management Company Limited (hereinafter referred to as “CLI”) as the trustee-manager, with the investment amount of RMB2,400 million made by the Company. The plan became effective on 30 December 2022 for a duration of seven years.

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

II.	PERFORMANCE OF DUTIES IN RESPECT OF CONNECTED TRANSACTIONS

(I)	Performance of Duties by the Connected Transactions Control Committee

1.	Existing Members

Chairperson: Ms. Chen Jie

Members: Mr. Lam Chi Kuen, Mr. Zhai Haitao and Mr. Huang Yiping

2.	Scope of Work

In 2022, the Connected Transactions Control Committee performed its duties and functions in strict compliance with the Procedural Rules for the Connected Transactions Control Committee Meetings. During meetings of the Connected Transactions Control Committee, all members reviewed the proposals in relation to the connected transactions of the Company, actively participated in discussions and gave opinions and advice on the proposals discussed at the meetings.

(1)

Determining connected parties of the Company. In 2022, the Connected Transactions Control Committee reviewed the Report on Determining a List of Connected Parties of the Company as of 31 December 2021 and the Report on Determining a List of Connected Parties of the Company as of 30 June 2022, and reported to the Board in respect thereof.

(2)

Approving connected transactions. In 2022, the Connected Transactions Control Committee reviewed major connected transaction projects, such as the investment by the Company in Project Xuanwu, investment in Xincheng Phase II Fund Project, investment by CL Aged-care Fund in Tainjin Project and subsequent matters of Project Zhongrui, fully discussed the necessity, feasibility and risks of the projects and made recommendations to the Board in respect thereof. The Connected Transactions Control Committee reviewed the framework agreements in relation to daily connected transactions, such as the execution of the Cooperation Agreement for Concurrent Insurance Agency Business between the Company and CGB, renewal of the Cooperation Framework Agreement for Investment Management with Insurance Funds with China Life Capital Investment Company Limited (hereinafter referred to as “China Life Capital”), renewal of the framework agreement for daily transactions with AMP, execution of the Agreement for Package Transactions in relation to the Entrustment of CLP&C as an Agent to Sell Insurance Products with CLP&C, and renewal of the Asset Management Agreement with China Life Asset Management Company Limited (hereinafter referred to as “AMC”), and expressed its opinions in relation thereto at the Board meetings, which offered professional support to the Board’s decision-making in a scientific manner.

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

(3)

Reviewing the Company’s system for connected transactions management and the report on connected transactions. The Connected Transactions Control Committee considered and approved the proposals in relation to the amendments to the Measures for the Administration of Connected Transactions of the Company and the report on the overall status of connected transactions of the Company for the year 2021, and submitted the review opinions to the Board.

3.	Convening of Meetings and Review of Proposals

For the year 2022, six meetings were held by the Connected Transactions Control Committee of the Board of the Company, the specific details of which are as follows:

Meetings convened	Agenda
20 January 2022 Fourth meeting of the Connected Transactions Control Committee of the seventh session of the Board	The proposal in relation to the investment by the Company in Project Xuanwu

23 March 2022 Fifth meeting of the Connected Transactions Control Committee of the seventh session of the Board

1.  The report on determining the list of connected parties of the Company as of 31 December 2021

2.  The proposal in relation to the Report on the Overall Status of Connected Transactions of the Company for the Year 2021

3.  The proposal in relation to the Report on the Duty Performance of the Connected Transactions Control Committee under the Board of the Company for 2021

2 August 2022 Sixth meeting of the Connected Transactions Control Committee of the seventh session of the Board	The proposal in relation to the investment by the Company in Xincheng Phase II Fund Project

24 August 2022 Seventh meeting of the Connected Transactions Control Committee of the seventh session of the Board

1.  The proposal in relation to the amendments to the Measures for the Administration of Connected Transactions of the Company

2.  The report on determining the list of connected parties of the Company as of 30 June 2022

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

Meetings convened	Agenda

27 October 2022 Eighth meeting of the Connected Transactions Control Committee of the seventh session of the Board

1.  The proposal in relation to the execution of the Cooperation Agreement for Concurrent Insurance Agency Business between the Company and CGB

2.  The proposal in relation to the Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

3.  The proposal in relation to the framework agreement for daily connected transactions of AMP

4.  The proposal in relation to the connected transaction on the investment by CL Aged-care Fund in Tianjin Project

14 December 2022 Ninth meeting of the Connected Transactions Control Committee of the seventh session of the Board

1.  The proposal in relation to the execution of the Agreement for Package Transactions in relation to the Entrustment of CLP&C as an Agent to Sell Insurance Products between the Company and CLP&C

2.  The proposal in relation to the renewal of the Asset Management Agreement between China Life Insurance (Group) Company (hereinafter referred to as “CLIC”) and AMC

3.  The proposal in relation to the renewal of the Asset Management Agreement between the Company and AMC

4.  The proposal in relation to the subsequent matters of Project Zhongrui

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

(II)	Performance of Duties by the Connected Transactions Management Office

1.	Existing Members

The person in charge of the Connected Transactions Management Office of the Company is Mr. Xu Chongmiao, the Compliance Officer of the Company, and the members of the office are the persons in charge of various departments, including the Board of Directors’ Office/Investor Relations Department, Human Resources Department, Investment Management Center, Finance Department, Asset Management Department and Risk Management Department, namely Ms. Li Yinghui, Mr. Lai Jun, Ms. Zhang Di, Ms. Hu Jin, Ms. Wang Xiaoqing and Mr. Gu Haishan. Due to the change of the person in charge of the Asset Management Department of the Company this year, Ms. Hu Zhijun, the original member of the office, resigned and Mr. Gu Haishan, the new person in charge of the Asset Management Department, served as a member of the Connected Transactions Management Office.

2.	Scope of Work

As a body under the Connected Transactions Control Committee, the Connected Transactions Management Office of the Company is responsible for daily affairs in connection with the connected transactions of the Company. The tasks completed by the office during the year included: the lists of connected parties of the Company were reviewed in two occasions on 31 December 2021 and 30 June 2022, respectively, in accordance with laws and regulations, regulatory requirements and the listing rules of the jurisdictions where the shares of the Company are listed, and then submitted to the Board, the Connected Transactions Control Committee and the Board of Supervisors; the preliminary review of Type 1 and Type 2 connected transactions for the year were completed based on the materials or information provided by all departments of the Company that dealt with connected transactions, and such connected transactions were submitted to the Board, the Connected Transactions Control Committee and the Board of Supervisors; the Type 3 connected transactions of the Company, as well as the information and issues of connected transactions such as the quarterly report on connected transactions for the year were submitted to the Connected Transactions Control Committee for filing. The Connected Transactions Management Office of the Company operated efficiently for the year, which provided business support for the Board and the Connected Transactions Control Committee. The person in charge of the Connected Transactions Management Office and its members performed their respective functions and closely collaborated with each other, which ensured the performance by the Company of its approval procedures for connected transactions.

The details of meetings of the Connected Transactions Management Office and the proposals reviewed by it for the year 2022 are set out in the table below:

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

No.	Date	Name of proposals	Review results

1	10 January	Request for the instruction concerning the proposal for the investment by the Company in Project Xuanwu	Approval in principle

2	9 March

1.  Request for the instruction concerning the proposal for submission of a list of connected parties of the Company to the Connected Transactions Control Committee of the Board, the Board and the Board of Supervisors

Approval in principle

2.  Request for the instruction concerning the proposal for submission of the Report on the Overall Status of Connected Transactions of the Company for the Year 2021 to the Connected Transactions Control Committee of the Board, the Board, the Board of Supervisors and shareholders’ general meeting

Approval in principle

3	5 May	Request for the instruction concerning the investment in Guangzhou Xincheng Phase II Industrial Investment Fund	Approval in principle

4	19 July	Request for the instruction concerning the standards for the personnel of major branches and core businesses with approval or decision-making authority	Approval in principle

5	9 August	Request for the instruction concerning the amendments to the Measures for the Administration of Connected Transactions of the Company	Approval in principle

6	15 August

Request for the instruction concerning the proposal for submission of a list of connected parties of the Company to the Connected Transactions Control Committee of the Board, the Board and the Board of Supervisors

Approval in principle

7	26 September	1. Request for the instruction concerning the renewal of the Cooperation Agreement for Concurrent Insurance Agency Business with CGB	Approval in principle
		2. Request for the instruction concerning the renewal of the framework agreement for daily connected transactions by the Company, CLIC and CLI with AMP	Approval in principle

8	22 November

Request for the instruction concerning the execution of the Agreement for Package Transactions in relation to the Entrustment of CLP&C as an Agent to Sell Insurance Products with CLP&C and the grant of authorization by the chairman of the Board

Approval in principle

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

No.	Date	Name of proposals	Review results

9	28 October	1. Topic for discussion concerning the renewal of the Cooperation Framework Agreement for Investment Management with Insurance Fund between the Company and China Life Capital	Approval in principle

		2. Topic for discussion concerning the connected transaction on the investment by CL Aged-care Fund in Tianjin Project	Approval in principle

10	28 November	Request for the instruction concerning the submission of the proposal for the renewal of the Asset Management Agreement between CLIC and AMC to the Board	Approval in principle

11	1 December	Topic for discussion concerning the renewal of the Asset Management Agreement between the Company and AMC	Approval in principle

12	6 December	Request for the instruction concerning the approval of the major connected transaction on performance of contract of onshore guarantee for offshore loan in Project Zhongrui (US hotel asset pack)	Approval in principle

(III)	Completion of Key Tasks by the Connected Transaction Leading Department

1.	Carrying out the study on and consistently implementing the Order No. 1

Based on the principles of proactive management, clear responsibilities and strict control, the Connected Transaction Leading Department fully implemented the Order No. 1 by performing various tasks such as reporting on the impacts of the rollout of new rules on the Company, as well as implementing proposals, determining the standards for identification of personnel of major branches and core businesses with approval and decision-making authority, consolidating the connected transactions management mechanism of holding subsidiaries, and changing the scope of connected parties and the types of connected transactions, to ensure that the Company completed the compliance adjustment in connected transactions management within the transition period specified under regulatory rules.

2.	Revising the Measures for the Administration of Connected Transactions of the Company

In order to further regulate the conduct of the Company for connected transactions, the Connected Transaction Leading Department reinforced connected translations management to prevent the risk of interests transfer. In accordance with the Order No. 1 and the listing rules of the jurisdictions where the shares of the Company are listed and after taking into account the business characteristics and management practices and experience of the Company, the Connected Transaction Leading Department completed the amendments to the Measures for the Administration of Connected Transactions. The revised measures established a connected

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

transactions system and mechanism with “management” as the core component and developed the standards for the review and management of connected transactions for the whole process including the stage of “before, during and after the events” that covered the aspects of “identification and information management of connected parties, proposal, pricing, review, consideration and approval, reporting and disclosure, and change of connected transactions, and connected transactions management of holding subsidiaries”, etc., which offered the internal rules and regulations to ensure that the Company conducted connected transactions in compliance with laws and regulations.

3.	Focusing on technology empowerment to enhance the informatization of connected transactions management

The Connected Transaction Leading Department carried out the study carefully on the Order No. 1 and the requirements under the Data Completion Specifications of Connected Transactions Regulatory System and successfully completed the change from old rules to new rules for the connected transactions regulatory system.

4.	Conducting risk investigation into and special rectifications for connected transactions

In accordance with the requirements of the China Banking and Insurance Regulatory Commission (hereinafter referred to as the “CBIRC”) and CLIC, the Connected Transaction Leading Department organized and implemented enterprise-wide special rectifications for and risk investigation into connected transactions as well as self-inspection of existing data on regulatory systems, carried out a comprehensive screening of risks and hidden dangers, made immediate inspections and corrections with respect to any issues, risks and hidden dangers identified during the screening, and followed up with the progress of rectifications in a timely manner. Through the self-inspection and the analysis, verification and determination of the relevant feedbacks, the Connected Transaction Leading Department prepared a table of key issues for rectification and work report for submission to the CBIRC and CLIC. Having proceeded with the above tasks for consecutive years, the risks and hidden dangers of connected transactions in the key areas of the Company have been dealt with in an orderly manner, which laid a foundation for the Company to establish a sound risk prevention and control system for connected transactions.

III.	MANAGEMENT OF DAILY CONNECTED TRANSACTION OF THE COMPANY

(I)	Information Management of Connected Transactions

The Company determined the scope of connected parties and managed the information of connected parties in a regulated manner in strict compliance with laws and regulations, regulatory requirements, and the listing rules of the jurisdictions where the shares of the Company are listed. The Company collected information from relevant companies, departments and personnel to update the information of connected parties in a timely manner, and used such information as the basis for

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

identification of connected transactions. The Connected Transactions Control Committee confirmed the lists of connected parties of the Company pursuant to the relevant requirements and reported the same to the Board and the Board of Supervisors.

The Company effectively identified connected transactions, submitted them to the corresponding authorities for approval according to the type and amount of connected transactions and made a summary of the data of connected transactions for statistical purpose, with a view to ensuring the legal compliance of connected transactions.

(II)	Performance of the Approval Procedures for Connected Transactions in a Diligent Manner

All departments of the Company that dealt with connected transactions managed and monitored connected transactions according to their respective duties and work allocation, including project establishment, approval, agreement execution and performance. Connected transactions that required consideration and approval by the shareholders’ general meeting and the Board were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the pricing of the transactions, and the procedures of voting were in compliance with law. Connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures.

(III)	Reporting, Filing and Disclosure of Connected Transactions

The Company reported and filed connected transactions pursuant to the regulatory requirements of the CBIRC and the Shanghai Stock Exchange (hereinafter referred to as the “SSE”), and disclosed its connected transactions on the designated websites and selected newspapers for information disclosure pursuant to the regulatory requirements of the CBIRC and the jurisdictions where the shares of the Company are listed. In the event of any inconsistency between the requirements of domestic and overseas regulators with respect to information reporting and disclosure, the Company performed its obligations in accordance with the more stringent regulatory requirements.

1.	Disclosure of Major Connected Transactions/Unified Transaction Agreements of the Company

In 2022, the Company disclosed major connected transactions/unified transaction agreements of the Company, on an individual basis, on the website designated for information disclosure within the stipulated period in accordance with the requirements of the CBIRC and the SSE.

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

2.	Disclosure of the Quarterly Report of the Company on Connected Transactions

The Company submitted the relevant information of connected transactions for each quarter (including the breakdown of connected transactions, statistical table of connected transactions involving the application of funds with any single connected party, and statistical table of connected transactions involving the application of funds) through the connected transaction regulatory system of the CBIRC on 29 April 2022, 27 July 2022, 26 October 2022 and 29 January 2023, respectively. In the meanwhile, the Company published the information disclosure announcement on connected transactions of the Company for the quarter on the website of The Insurance Association of China and the official website of the Company.

3.	Management of Connected Transaction of Holding Subsidiaries

The Company has been in compliance with the Order No. 1, the relevant listing rules, as well as the requirements of internal rules such as the Measures for the Administration of holding Subsidiaries and the Measures for the Administration of Connected Transactions, in its daily management and has been managing the connected transactions of its holding subsidiaries effectively.

IV.	WORK PLAN FOR THE YEAR 2023

In 2023, the Company will continue to strictly observe laws and regulations, as well as regulatory requirements, and complete all works associated with the management of connected transactions properly:

(I)

The Company will increase its efforts in implementing the Order No. 1, continue to regard the compliance management of connected transactions as its important task, and establish and optimize the line of defense for the compliance management of daily connected transactions, so as to hold on to the bottom line of compliance risk. By further increasing its awareness on connected transactions management, devoting more efforts on executing the connected transactions management system, and optimizing the existing mechanism and process, the Company will further strengthen the supervision, control and implementation of connected transactions.

(II)

The Company will proactively enhance the informatization of connected transactions management, strengthen the application of technological means such as checking and screening of big data, and further increase vertical management of connected transactions by ways of deploying connected transactions systems for and giving enhanced guidance to branches at the provincial level.

In summary, in 2022, the Company fully applied and carefully implemented the laws and regulations on connected transactions, continued to optimize and strengthen the management of connected transactions, fulfilled the obligations as required by domestic and overseas regulatory authorities for listed companies in a better way, and the management and operation of the Company’s connected transactions remained normal, which effectively safeguarded the legitimate rights and interests of the Company and investors.

APPENDIX VI	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2022

This report is hereby submitted for your review.

Board of Directors of

China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.